Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Ultrapar Participações S.A. Relevant Notice dated November 12, 2007 regarding corporate restructuring
2.	Minutes of a Meeting of the Board of Directors of Ultrapar Participações S.A., held on November 12, 2007
3.	Minutes of a Meeting of the Board of Directors of Refinaria de Petróleo Ipiranga S.A., held on November 12, 2007
4.	Minutes of a Meeting of the Board of Directors of Distribuidora de Petróleo Ipiranga S.A., held on November 12, 2007
5.	Minutes of a Meeting of the Board of Directors of Companhia Brasileira de Petróleo Ipiranga, held on November 12, 2007
6.	Convening Notice for Special Shareholders’ Meeting of Ultrapar Participações S.A.
7.	Convening Notice for Special Shareholders’ Meeting of Refinaria de Petróleo Ipiranga S.A.
8.	Convening Notice for Special Shareholders’ Meeting of Distribuidora de Petróleo Ipiranga S.A.
9.	Convening Notice for Special Shareholders’ Meeting of Companhia Brasileira de Petróleo Ipiranga
10.	Protocolo e Justificação do Incorporação de Ações (Protocol and Justification of the Share Exchange) between Ultrapar and RIPI, dated November 9, 2007
11.	Protocolo e Justificação do Incorporação de Ações (Protocol and Justification of the Share Exchange) between Ultrapar and DPPI, dated November 9, 2007
12.	Protocolo e Justificação do Incorporação de Ações (Protocol and Justification of the Share Exchange) between Ultrapar and CBPI, dated November 9, 2007

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Held Corporation Taxpayer ID [CNPJ/MF] No. 33.256.439/0001-39 State Registration [NIRE] No. 35.300.109.724

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA PUBLICLY-HELD CORPORATION Taxpayer ID [CNPJ/MF] No. 33.069.766/0001-81 State Registration [NIRE] No. 33300025111	DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO S.A. PUBLICLY-HELD CORPORATION Taxpayer ID [CNPJ/MF] No. 92.689.256/0001-76 State Registration [NIRE] No. 43300004821	REFINARIA DE PETRÓLEO IPIRANGA S.A. PUBLICLY-HELD CORPORATION Taxpayer ID [CNPJ/MF] No. 94.845.674/0001-30 State Registration [NIRE] No. 43300002837

RELEVANT NOTICE

In compliance with the provisions of CVM (Brazilian Securities and Exchange Commission) Instructions Nos. 319/99 and 358/02, Ultrapar Participações S.A. (“Ultrapar”), together with its controlled companies Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”) (RPI, DPPI and CBPI are jointly referred to as the “Ipiranga Group”), inform that they intend to carry out a corporate restructuring, as follows:

As disclosed by Ultrapar, Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Braskem S.A. (“Braskem”) in the relevant notices of March 19, 2007, April 18, 2007 and April 19, 2007, Ultrapar, on its own behalf and as a commission agent for and on behalf of Braskem and Petrobras, purchased all of the shares in RPI, DPPI and CBPI held by the former controlling shareholders of the Ipiranga Group.

The Ipiranga Group has a complex shareholding structure, consisting of three companies engaged in the same sectors, with cross shareholdings, and with an asymmetrical shareholding structure, to the extent that there are three universes of minority shareholders.

This shareholding structure compromises the operational, administrative and corporate efficiency of such companies, and also it does not allow the shareholders to have interests in a single company that concentrates the liquidity of the whole shareholding base of the Ipiranga Group with a high corporate governance standard and aligned interests.

Ultrapar, in the capacity of controlling shareholder of the companies that comprise the Ipiranga Group, is interested in strengthening such companies and adopting measures that assure greater efficiency.

RPI, CBPI, DPPI and Ultrapar believe that the share exchange is the most adequate and effective measure to resolve these issues in the interest of all companies, to the extent that it will simplify the corporate structure of the companies comprising the Ipiranga Group, increasing their size and operational freedom, and ensuring their strengthening. In view of this, they decided to call special general meetings for December 18, 2007, at which their shareholders will deliberate upon the share exchange of RPI, DPPI and CBPI, as applicable, by Ultrapar (“Share Exchange Transactions”).

1.           OBJECTIVES AND COSTS.

1.1. Objectives.  The Share Exchange Transactions are aimed at making the corporate structure of the Ipiranga Group simpler, and specializing and developing the businesses of Ipiranga Group. The following objectives are planned to be achieved through the Share Exchange Transactions, to the benefit of the relevant companies and their shareholders:

•	simplification of the complex corporate structure of the Ipiranga Group;

•
strengthening of the Ipiranga Group companies by eliminating the complex capital and corporate structure, thus enabling an improved operational and administrative efficiency and a greater capacity to make investments;

•	specialization and development of the companies that comprise the Ipiranga Group;

•	alignment of the interests of all shareholders of the companies;

•
increase in the liquidity of the shares of all companies, to the extent that the shareholder base will be widened through the concentration of all shareholders of the companies in a single company, with shares traded in stock exchanges in Brazil, and in New York through ADRs; and

•	extension of ULTRAPAR’s recognized corporate governance standards to all shareholders of RPI, particularly with regard to the 100% tag-along right for preferred shares.

1.2.        Costs. Ultrapar, RPI, DPPI and CBPI estimate that they will incur costs in the Share Exchange Transactions of around five million reais (R$ 5,000,000.00), including expenses related to publishing, preparation of valuation reports and economic/financial valuations, domestic and foreign auditors’, appraisers’, consultants’ and attorneys’ fees, filings with the SEC and other related expenses.

2.           BUSINESS AND CORPORATE ACTIONS THAT PRECEDED THE SHARE EXCHANGE TRANSACTIONS.

No business or corporate actions related to the Share Exchange Transactions were taken other than those disclosed in this relevant notice and in the relevant notices of March 19, 2007, April 18, 2007 and April 19, 2007 referred to above.

3.           NUMBER, TYPE AND CLASS OF SHARES TO BE DELIVERED.

3.1.        Shares To Be Delivered.

(a)	upon the share exchange by Ultrapar of shares in RPI, 0.79850 preferred share issued by Ultrapar shall be attributed to each one (1) common or preferred share issued by RPI;

(b)	upon the share exchange by Ultrapar of shares in DPPI, 0.64048 preferred share issued by Ultrapar shall be attributed to each one (1) common or preferred share issued by DPPI; and

(c)	upon the share exchange by Ultrapar of shares in CBPI, 0.41846 preferred share issued by Ultrapar shall be attributed to each one (1) common or preferred share issued by CBPI.

3.2.        Fractions of Shares. Fractions of shares issued by Ultrapar resulting from the substitution in the position of each shareholder of RPI, DPPI and CBPI as a result of the Share Exchange Transactions shall be sold in an auction at the Bolsa de Valores de São Paulo – BOVESPA, and the proceeds resulting from this selling will be delivered to the respective shareholder after the financial settlement of the shares sold in the auction.

3.3.        Criteria Used to Determine the Exchange Ratios. The exchange ratios set for the Share Exchange Transactions were determined based on economic/financial valuations of the relevant companies according to the same criterion of future profitability prospects. For the purposes of setting the exchange ratios, Ultrapar’s management relied upon a valuation prepared by Deutsche Bank (qualified in item 11.1), while the Managements of RPI, DPPI and CBPI relied upon the valuation prepared by Credit Suisse (qualified in item 11.1) for the purpose of the Share Exchange Transactions. In this regard, see item 6 below and sub-items thereof.

3.4         Reasons for the Operation to be Deemed Equitable for the Shareholders. The exchange ratio set for the Shareholders is fair and equitable, as demonstrated by valuations made by Deutsche Bank and Credit Suisse.

4.           POLITICAL AND EQUITY RIGHTS AND ADVANTAGES OF THE SHARES.

4.1.        Comparison Between the Political and Equity Rights and Advantages of the Shares. The political and equity rights and advantages of the shares issued by Ultrapar are different in certain aspects from the rights and advantages of the shares issued by RPI, DPPI and CBPI, and it should be highlighted that the shares in Ultrapar have rights that align the interests of all shareholders, as a reference of good corporate governance, which are superior to those of the shares in RPI, DPPI and CBPI, particularly the tag-along right at 100% of the price in the event of sale of control, as explained below:

Corporation	Type of Share	Voting Right	Profit Sharing/ Priority Upon Liquidation	Tag-Along*	Liquidation	Share Repayment Amount	Exclusion of Preemptive Right
Ultrapar	Common	Yes	Minimum compulsory dividend of 50% of the adjusted profit.	100% of the sale price of shares owned by controlling block members.	It is up to common shareholders to appoint the liquidator.	The share amount for repayment purposes is set based on the company’s equity value.	Shares, convertible debentures and/or warrants may be issued without preemptive right to former shareholders in the events set forth in art. 172 of Law 6.404/76.
	Preferred	No	- Minimum compulsory dividend of 50% of the adjusted profit. - Priority in capital repayment, without premium, in the event of liquidation of the company.	Same as common shares.	No right to appoint liquidator.	Same as common shares.	Same as common shares.
RPI, DPPI and CBPI	Common	Yes	- Minimum compulsory dividend of 30% of the adjusted profit.	80% of the sale price of voting shares.	It is up to common shareholders to appoint the liquidator.	The share amount for repayment purposes is set based on the corporation’s equity value.	Not applicable.
	Preferred	No
- Minimum compulsory dividend of 30% of the adjusted profit and 10% above that allocated to common shares, and also, as to CBPI, a priority of 1% of the adjusted net profit.
- Priority in capital repayment, without premium, in the event of liquidation of the Corporation.

				No.	No right to appoint liquidator.	Same as common shares.	Not applicable.
* Tag-along right in the event of sale of control, pursuant to art. 254-A of Law 6.404/76

4.2.        Change of Rights of Preferred Shareholders. Upon the Share Exchange Transactions, the holders of common or preferred shares in RPI, DPPI e CBPI shall then hold preferred shares in Ultrapar, and their rights will be changed according to the table above, consistently with the best corporate governance practices.

4.3.        Profit Sharing for the Year 2007. The shares to be issued by Ultrapar as a result of the Share Exchange Transactions shall be fully entitled to all dividends and interest on equity capital that may be declared after the issuance thereof.

5.           SHARES TO BE RECEIVED BY THE SHAREHOLDERS.

The shareholders of RPI, DPPI and CBPI will receive preferred shares in Ultrapar in exchange for the shares held thereby, in order to allow for a single class of preferred shares, with the unification of the whole shareholding base in the same share in Ultrapar where the liquidity is concentrated and which is permitted to be traded in Brazil and in the New York Stock Exchange.

6.           CALCULATION OF THE EXCHANGE RATIOS AND SHAREHOLDERS’ EQUITY VALUATION CRITERIA.

6.1.        Accounting Valuation.  RPI, DPPI and CBPI shares to be exchanged by Ultrapar shares were evaluated at the book value, based on the balance sheets of said companies as of September 30, 2007, audited by KPMG Auditores Independentes (“KPMG”). Said valuations were prepared by KPMG, and determined the amounts of R$769,503,076.33 for the total shares in RPI, R$909,971,402.47 for the total shares in DPPI, and R$1,839,874,344.03 for the total shares in CBPI.

6.2.        Valuation Based on Future Profitability Prospects. As explained in item 3.3, Deutsche Bank (qualified in item 11.1) was engaged by Ultrapar to evaluate RPI, DPPI, CBPI and Ultrapar based on their future profitability prospects. The valuations resulted in the following ranges of values: (a) R$51.63 to R$57.06 per share issued by RPI; (b) R$41.11 to R$45.44 per share issued by DPPI; (c) R$26.97 to R$29.81 per share issued by CBPI; and (d) R$64.48 to R$71.26 per share issued by Ultrapar. Likewise, Credit Suisse (also qualified in item 11.1) prepared, upon request of RPI’s, DPPI’s and CBPI’s management, economic/financial valuations, also based on RPI’s, DPPI’s, CBPI’s and Ultrapar’s future profitability prospects. Credit Suisse’s valuations resulted in the following ranges of values: (a) R$50.90 to R$56.26 per share issued by RPI; (b) R$42.00 to R$46.42 per share issued by DPPI; (c) R$27.65 to R$30.57 per share issued by CBPI; and (d) R$64.50 to R$71.29 per share issued by Ultrapar. Based on such valuations, Ultrapar’s, RPI’s, DPPI’s and CBPI’s management set the ratios for exchange of shares in RPI, DPPI and CBPI for shares in Ultrapar, as set forth in item 3.1.

6.3.        Valuation of the Shareholders’ Equity at Market Value. For the purposes of article 264 of Law 6.404/76, the shareholders’ equities of Ultrapar, RPI, DPPI and CBPI were valuated at market value, following the same criteria and as of the same date, September 30, 2007, by APSIS, a specialized company qualified in item 11.1.

             6.3.1  Exchange Ratios based on Shareholders’ Equity Values at Market Value. APSIS’ valuation reports resulted in the following exchange rates: (a) 0.722591 share in Ultrapar for each one (1) share in RPI; (b) 0.644359 share in Ultrapar for each one (1) share in DPPI; and (c) 0.409277 share in Ultrapar for each one (1) share in CBPI.

6.4.        Treatment of Subsequent Equity Variations. The base date of the Share Exchange  Transactions is September 30, 2007. Equity variations occurring after said date until the date of the completion of the Share Exchange Transactions shall be accounted for in Ultrapar by  equity in earnings of affiliated.

7.           SOLUTION REGARDING SHARES IN THE CAPITAL OF A COMPANY HELD BY THE OTHER.

As of this date, there are no shares issued by Ultrapar that are held by RPI, DPPI or CBPI. The shares that Ultrapar will hold in RPI, DPPI and CBPI as a result of  the Share Exchange Transactions shall continue to be held by Ultrapar. Eventual reciprocal interests, if any, that may result from the Share Exchange Transactions shall be eliminated within the legal period, pursuant to art. 224, paragraph 5, of the Brazilian Corporation Act.

8.           ULTRAPAR’S CAPITAL STOCK COMPOSITION AND CORPORATE STRUCTURE AFTER THE SHARE EXCHANGE TRANSACTIONS.

8.1.        Ultrapar’s Capital Stock Composition. Ultrapar’s subscribed capital stock is currently represented by 81,325,409 registered shares without par value, of which 49,429,897 are common shares and 31,895,512 are preferred shares, in the total amount of nine hundred and forty-six million thirty-four thousand six hundred and sixty-two reais and ninety-seven cents (R$ 946,034,662.97), and the following changes may occur as a result of the Share Exchange Transactions assuming that the right of withdrawal is not exercised:

(a)	exclusively with the RPI’s Share Exchange Transaction, Ultrapar’s subscribed capital stock would be R$ 1,654,973,814.40, represented by 49,429,897 common shares and 46,011,214 preferred shares;

(b)	exclusively with the DPPI’s Share Exchange Transaction, Ultrapar’s subscribed capital stock would be R$ 1,541,849,759.76, represented by 49,429,897 common shares and 43,758,798 preferred shares; and

(c)	exclusively with the CBPI’s Share Exchange Transaction, Ultrapar’s subscribed capital stock would be R$ 2,388,751,309.05, represented by 49,429,897 common shares and 60,621,472 preferred shares.

With the Share Exchange Transactions, Ultrapar’s total capital stock would be R$ 3,693,505,560.28, represented by 136,030,357 registered shares without par value, of which 49,429,897 would be common shares and 86,600,460 would be preferred shares.

9.           AMOUNT TO BE PAID FOR THE APPRAISAL RIGHTS.

9.1.        Appraisal Rights. As explained below, the shareholders (a) of Ultrapar and RPI holding common or preferred shares, with regard to the RPI’s Share Exchange Transaction, (b) of Ultrapar and DPPI holding common or preferred shares, with regard to the DPPI’s Share Exchange Transaction, and (c) of Ultrapar holding common or preferred shares, and of CBPI holding common shares, with regard to the CBPI’s Share Exchange Transaction, that dissent from or abstain on resolutions that may result in appraisal rigths, or who fail to attend the relevant Special General Meeting, shall be assured appraisal right upon notice to such effect within thirty (30) days counted from the date of publication of the minutes of the respective Special Shareholders Meeting that approves the corporate transaction that is the cause of the appraisal right. The respective amount to be paid for the appraisal right shall depend on the accomplishment of the transaction, as set forth in article 230 of Law 6.404/76, and the payment thereof shall be made by the respective company up to the third business day next following the date of completion of the respective transaction. The appraisal rights shall only be assured to the shareholder that, as of March 16, 2007, the last day prior to the date of publication of the relevant fact of March 19, 2007, is proven to be the owner of the shares regarding which the appraisal rights were exercised, pursuant to art. 137, paragraph 1, of Law 6.404/76.

9.2.        Amount to be paid. The dissenting shareholders shall be entitled to repayment of their shares according to the last balance sheet approved.

(a)
Ultrapar’s dissenting shareholders shall be entitled to repayment of their shares at the amount of twenty-three reais and eighty-six cents (R$ 23.86) per share, according to the last balance sheet approved, that is, as of December 31, 2006;

(b)
RPI’s dissenting shareholders shall be entitled to repayment of their shares at the amount of nineteen reais and fifty cents (R$ 19.50) per share, according to the last balance sheet approved, that is, as of December 31, 2006;

(c)	DPPI’s dissenting shareholders shall be entitled to repayment of their shares at the amount of twenty-five reais and thirteen cents (R$ 25.13) per share, according to the last balance sheet approved, that is, as of December 31, 2006;

(d)
CBPI’s dissenting common shareholders shall be entitled to repayment of their shares at the amount of fourteen reais and sixty-eight cents (R$ 14.68) per share, according to the last balance sheet approved, that is, as of December 31, 2006.

  9.2.1.       Pursuant to article 264, par. 3 of Law 6.404/76, DPPI’s shareholders may choose to have their shares repaid based on the shareholders’ equity amount at market value of such company, which is thirty-three reais and fifty-five cents (R$ 33.55) per share, according to the Market Value Shareholders’ Equity Report.

  9.2.2.        The dissenting shareholders may, upon the exercise of the appraisal rights, request a special balance sheet for the company, according to the provisions of article 45, par. 2 of the Brazilian Corporation Act.  In such event, after the expiration of the period determined for the Share Exchange Transactions to be reconsidered, pursuant to article 137, par. 3, of the Brazilian Corporation Act, the shareholder will receive 80% of the amount to be paid for the appraisal rights, and the balance, if any, shall be paid within one hundred and twenty (120) days counted from the date of the resolution by the Special Shareholders Meeting.

10.         UNDISCLOSED LIABILITIES.

No relevant liabilities not disclosed in the balance sheets of RIP, DPPI and CBPI are known.

11.         SPECIALIZED COMPANIES INVOLVED.

11.1.      Identification of the Specialized Companies Involved.

(a)
Valuation of Shareholders’ Equity at Book Value: KPMG Auditores Independentes, a company with its headquarter at Rua Dr. Renato Paes de Barros, 33, 14º andar, São Paulo, SP, registered with the Brazilian Roll of Corporate Taxpayers of the Ministry of Finance under No. 57.755.217/0001-29 (“KPMG”);

(b)
Valuation of the Shareholders’ Equity at Market Value: Apsis Consultoria Empresarial S/C Ltda., a company with its headquarter at Rua São José 90, grupo 1.802, in the capital of the State of Rio de Janeiro, registered with the Brazilian Roll of Corporate Taxpayers of the Ministry of Finance under No. 27.281.922/0001-70 (“APSIS”);

(c)	Economic/Financial Appraisal of Ultrapar, RIPI, DPPI and CBPI:

(c.1) Company Engaged by Ultrapar: Deutsche Bank Securities, Inc., a company with its headquarter at 60, Wall Street, New York, NY, United States of America (“Deutsche Bank”); and

(c.2) Company Engaged by RPI, DPPI and CBPI: Banco de Investimentos Credit Suisse (Brazil) S.A., a company with its headquarter at Avenida Brigadeiro Faria Lima, 3064, 13º andar, São Paulo, SP, registered with the Brazilian Roll of Corporate Taxpayers of the Ministry of Finance under No. 33.987.793/0001-33 (“Credit Suisse”).

11.2.      Declaration of No Conflicts of Interest. KPMG, APSIS, Deustche Bank and Credit Suisse, which are responsible for the valuation reports and the economic/financial valuations, hereby declare not to have any conflict of or common interests, whether actually or potentially, with RPI, DPPI, CBPI, Ultrapar or any minority shareholders, or with regard to the Share Exchange Transactions.

12.         APPROVAL BY REGULATORY AUTHORITIES.

12.1.
Registration with the SEC. The Share Exchange Transactions and the respective issue of new shares by Ultrapar are subject to the respective registration with the United States Securities and Exchange Commission.

12.2.       CADE. The transaction of acquisition of the Ipiranga Group, including the phase of the Share Exchange Transactions, was reported to the Brazilian Administrative Council for Economic Defense – CADE.

12.3.	Any other communications required with regard to the Share Exchange Transactions shall be submitted to the competent governmental authorities, according to the applicable laws.

13.         OTHER CONDITIONS FOR THE SHARE EXCHANGE TRANSACTIONS.

13.1.      Trading on Bovespa. As a result of the practices established by the São Paulo Stock Exchange – Bovespa, Ultrapar shares issued within the context of the Share Incorporation Transactions will be traded under ticker symbol RPI, DPPI and CBPI until the Share Exchange Transactions are ratified by the management of Ultrapar, RPI, DPPI and CBPI, after the expiration of the period for exercise of the right of withdrawal, or after the period of ten (10) days set forth in article 137, par. 3 of Law 6.404/76 has expired without a new meeting being called.

13.2.      Future Business Plans. Ultrapar is planning significant investments in the following years in order to promote the growth of its business, based on investments in differentiated products, access to competitive raw materials and increase of the operational leverage. At Oxiteno, ongoing expansion projects of over US$ 320 million, including the first fatty alcohol production unit in Latin America and a 40% increase in the production capacity of ethylene oxide and other specialty chemicals, will enable increased sales volumes and a growing operational leverage. Additionally, Oxiteno will continue its internalization process, particularly strengthening its leadership in the Americas whether by opening commercial offices or through acquisitions. At Ultragaz we have planned to invest R$ 50 million to strengthen our position in Brazil’s North and Northeast, selling LPG in certain states where the potential market growth is above the country’s average. At Ultracargo we will invest about R$ 110 million between 2008-09 to expand its current liquid storage capacity by 35% due to the increase in the demand for logistics infrastructure in Brazil, which is related mainly to biofuels and the foreign trade flow. At Ipiranga we will continue to implement our business plan, which is based on enhancing the investment capacity and significantly increasing volumes, thus generating a growing operational leverage.

In the event that the Share Exchange Transactions are approved and, after the expiration of the legal period, RPI’s, DPPI’s, CBPI’s and Ultrapar’s shareholders, as applicable, do not reconsider the Share Exchange Transactions, it is expected that: (a) a capital reduction will be performed at RPI and CBPI in order to transfer directly to Ultrapar the petrochemical assets, represented by shares in Ipiranga Química S.A., to be subsequently delivered to Braskem and Petrobras pursuant to the Investment Agreement; and (b) CBPI will be split in order to transfer the fuel and lubricant distribution businesses located in the Northern, Northeastern and Midwestern regions to a company controlled by Petrobras.

14.         SHARE EXCHANGE TRANSACTION DOCUMENTS.

14.1.      Available Documents. The Share Exchange Transaction Documents (such as protocols and justifications, reports and others) are available at the websites of Ultrapar (www.ultra.com.br), RPI, DPPI and CBPI (www.ipiranga.com.br). Copies of such materials will also be made available at the websites of CVM (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br) as of this date. Any shareholder that wants to consult and examine the documents at the headquarters of Ultrapar, RPI, DPPI or CBPI shall schedule a visit date and time with the respective Investor Relations department of Ultrapar (telephone (55 11 3177 7014), RPI (telephone 55 53 3233 8061), DPPI (telephone 55 51 3216 4391) or CBPI (telephone 55 21 2574 5308).

São Paulo, November 12, 2007
André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Refinaria de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Distribuidora de Produtos de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Companhia Brasileira de Petróleo Ipiranga

Item 2

(Minutes of a Meeting of the Ultrapar Participações S.A., of 12.11.2007)

ULTRAPAR PARTICIPAÇÕES S.A.
NIRE 35.300.109.724 - CNPJ/MF 33.256.439/0001-39
Publicly-Traded Company

Minutes of a Meeting of the Board of Directors (12/2007)
Held on November 12, 2007

1.           Date, Time and Location. Held on November 12, 2007 at 9 a.m. at the company headquarters, of Ultrapar Participações S.A. (“ULTRAPAR”), located at Avenida Brigadeiro Luiz Antonio, 1343, 9º andar, in the City of São Paulo, in the State of São Paulo.

2.           Convening and Presence. Duly convened and assembled with the presence of (including participants by telephone) Mrs. Paulo Guilherme Aguiar Cunha, Lucio de Castro Andrade Filho, Ana Maria Levy Villela Igel, Renato Ochman, Nildemar Secches, Paulo Vieira Belotti and Olavo Egydio Monteiro de Carvalho, members of the Board of Directors of ULTRAPAR, in accordance with Articles 9 and 10 of ULTRAPAR'S bylaws. Present also, under the terms of Article 163, §3º of Law Nº 6.404/76, were members of the Fiscal Council of ULTRAPAR, Mrs. Flavio César Maia Luz, Mario Probst, Raul Murgel Braga, Wolfgang Eberhard Rohrbach and John Michael Streithorst and executive officers of ULTRAPAR, Srs. Pedro Wongtschowski and André Covre.

3.           Presiding at the Board. Paulo Guilherme Aguiar Cunha - Chairman and Lucio de Castro Andrade Filho  - Secretary.

4.           Deliberated Matters.  The Presiding Chairman announced that the object of the meeting was to deliberate on the exchange of shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and by Companhia Brasileira de Petróleo Ipiranga (“CBPI”) by ULTRAPAR (“Share Exchange”). The members of the Board of Directors recognized that the Share Exchange is of the interest of ULTRAPAR and its shareholders, in order to simplify the corporate structure of the Ipiranga Group, concentrating all the shareholders into one publicly-traded company, allowing an alignment of all the shareholders' interests, increasing the market capitalization and share liquidity of ULTRAPAR and the participation of the shareholders of RPI, DPPI and CBPI in a company that is recognized for its high standards of corporate governance. After the presentation of the necessary clarifications by the Executive Officers, and receiving a favourable opinion from the Fiscal Council for the Share Exchange, the members of the Board of Directors examined and discussed the documents presented by the directors including the “Protocol and Justification for the Exchange of Share issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, the “Protocol and Justification for the Exchange of Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, the “Protocol and Justification for the Exchange of Shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.” and the documents referring to therein. In particular, considering the position of certain minority shareholders with regard to the intended Share Exchange, they carefully examined and discussed the reports prepared by Deutsche Bank and Credit Suisse according to which RPI, DPPI, CBPI and ULTRAPAR were evaluated in order to establish the exchange ratio between the shares of RPI, DPPI, CBPI and ULTRAPAR. Based on this examination and discussion, the board members concluded that, in their best judgement, such reports were prepared according to

(Minutes of a Meeting of the Ultrapar Participações S.A., of 12.11.2007)

the concepts and assumptions which these banks used freely and independently in the exercising of their tasks. Thus, exercising their fiduciary duty in the fulfilment of their responsibilities, under the terms of articles 153, 154 and 155 of Law Nº 6.404/76, and having verified that the documents referred to below and the Share Exchange conform to legal and statutory requirements, decided to submit the proposal for the Share Exchange to the shareholders of ULTRAPAR under the terms and conditions of the “Protocol and Justification for the Exchange of Shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and its annexes, signed by the executive boards of RPI and ULTRAPAR on November 9, 2007, of the “Protocol and Justification for the Exchange of Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and its annexes, signed by the executive boards of DPPI and ULTRAPAR on November 9, 2007 and the “Protocol and Justification for the Exchange of Shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.”, and its annexes, signed by the executive boards of CBPI and ULTRAPAR on November 9, 2007. The Board of Directors authorised the Executive Officers to provide the publication of the Convening Notice for the convening of an Extraordinary Shareholders Meeting to deliberate on the Share Exchange, as well as practice all the necessary acts to implement these operation.

5.           Quorum for deliberations: All the deliberations above were voted on and approved in their entirety by all the members present, except for Renato Ochman, who abstained from voting.

6.           Closing of the Meeting.  The Presiding Chairman, having offered the opportunity for any party to pronounce, none having done, declared the meeting closed, the minutes of which being duly transcript, read and approved by all those present undersigned.

São Paulo, November 12, 2007

/s/ Paulo Guilherme Aguiar Cunha	/s/ Lucio de Castro Andrade Filho
Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho

/s/ Ana Maria Levy Villela Igel
Ana Maria Levy Villela Igel	Renato Ochman

/s/ Nildemar Secches	/s/ Paulo Vieira Belotti
Nildemar Secches	Paulo Vieira Belotti

/s/ Olavo Egydio Monteiro de Carvalho
Olavo Egydio Monteiro de Carvalho

(Minutes of a Meeting of the Ultrapar Participações S.A., of 12.11.2007)

Members of the Fiscal Council:

/s/ Flavio César Maia Luz	/s/ John Michael Streithorst
Flavio César Maia Luz	John Michael Streithorst

/s/ Mario Probst	/s/ Raul Murgel Braga
Mario Probst	Raul Murgel Braga

/s/ Wolfgang Eberhard Rohrbach
Olavo Egydio Monteiro de Carvalho

Executive Officers of the Company

/s/ Pedro Wongtschowski	/s/ André Covre
Pedro Wongtschowski	André Covre

Item 3

REFINARIA DE PETRÓLEO IPIRANGA S.A.
NIRE 43300002837 - CNPJ/MF 94.845.674/0001-30
Publicly-Traded Company

Minutes of a Meeting of the Board of Directors
Held on November 12, 2007

1.           Date, Time and Location. Held on November 12, 2007 at 5 p.m. at Rua Antonio Carlos, Nº 434, in the City of São Paulo, in the State of São Paulo.

2.           Convening and Presence. Duly convened and assembled, with the presence of (including participants by telephone) Mrs. João Adolfo Oderich, Flavio do Couto Bezerra Cavalcanti, Eduardo de Toledo, Francisco Pais, Carlos José Fadigas, Roberto Pontes Lopes Simões and José Afonso Alves Castanheira, Members of the Board of Directors of Refinaria de Petróleo Ipiranga S.A. (“RPI”), in accordance with Articles 9 and 10 of the company bylaws of RPI. Present also, under the terms of Article 163, §3º of Law Nº 6.404/76, were members of the Fiscal Council of RPI, Mrs. Roberto Kutschat Neto, Sérvio Túlio da Rosa Tinoco and Ricardo Magalhães Gomes, the executive officers of RPI, Mr. Sergio Roberto Weyne Ferreira da Costa, and representatives of KPMG Independent Auditors (“KPMG”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Srs. Alexandre Heinerman, Marco Gonçalves and Luiz Paulo César Silveira, respectively.

3.           Presiding at the Board. João Adolfo Oderich - Chairman and Eduardo de Toledo - Secretary.

4.           Deliberated matters. The Presiding Chairman announced that the object of the meeting was to deliberate on the exchange of the shares issued by RPI by Ultrapar Participações S.A. (“ULTRAPAR”) (“Share Exchange”). The members of the Board of Directors recognized that the Share Exchange is of the interest of RPI, which will be strengthen together with the other companies in the Ipiranga group, and their shareholders, in order to simplify the corporate structure of the Ipiranga Group, concentrating all the shareholders into one publicly-traded company, allowing an alignment of all the shareholders' interests, increasing market capitalization and share liquidity and participating in a company recognized for its high standards of corporate governance. After the presentation of all the necessary clarifications by the Executive Officers, members of the Board of Directors examined and discussed all documents sent by the officers, including the “Protocol and Justification for the Exchange of Shares Issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” and the documents referred to therein. In particular, considering the position of certain minority shareholders regarding the intended Share Exchange, they carefully examined and discussed the results of the valuation reports prepared by Deutsche Bank Securities Inc. (“Deutsche Bank”) and Credit Suisse according to which RPI and ULTRAPAR were evaluated in order to establish the exchange ratio between the shares of RPI and ULTRAPAR. Although the members of the Board had previously discussed with Credit Suisse, they requested additional clarifications to Credit

Suisse representatives related to the final version of the document. Subsequently, the members of the Board inquired the representatives of Credit Suisse, Apsis and KPMG if they, as specialists on this subject, considered all the pertinent legal requirements on the elaboration of their respective valuation reports, in particular Brazilian Corporate Law, regulations of the CVM (Brazilian Securities and Exchange Commission) and generally accepted accounting practices, to which the representatives of the three companies each individually confirmed the complete conformity of their respective valuation reports to the legal precepts applicable, with the representatives of Credit Suisse in addition confirming, based on the valuation reports that they prepared, that the exchange  ratio offered for the Share Exchange is adequate. Based on this examination and discussion and considering the discussion at the meeting of the Board of Directors on November 6, 2007, during which the representatives of Credit Suisse answered to queries and clarified questionsof the members present, in accordance with the minutes of such meeting, the members concluded, in their best judgement, that these valuation reports were prepared according to the concepts and assumptions which these banks used freely and independently in the exercising of their tasks. Thus, exercising their fiduciary duty in the fulfilment of their responsibilities, under the terms of articles 153, 154 and 155 of Law Nº 6.404/76, and having verified that the documents referred to below and the Share Exchange conform to legal and statutory requirements, decided to submit the proposal for the Share Exchange to the approval of the Shareholders of RPI, under the terms and conditions of the “Protocol and Justification for the Exchange of  Shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and its annexes, signed by the executive officers of RPI and ULTRAPAR on November 9, 2007. The Board of Directors authorised the Executive Officers to provide the publication of the Convening Notice for the convening of an Extraordinary Shareholders Meeting to deliberate on the Share Exchange, as well as practice all the necessary acts to implement these operation. The Board of Officers deliberated, in reason of  the previous deliberations, to convene the Special Shareholders Meeting to deliberate and approve the intended Share Exchange, for December 18, 2007.

5.           Quorum for deliberations: All the deliberations above were voted on and approved unanimously.

6.           Closing of the meeting. The presiding chairman, having offered the opportunity for any party to pronounce, none having done, declared the meeting closed, the minutes of which being duly transcript, read and approved by all those present undersigned.

São Paulo, November 12, 2007.

Compared with original
in registry book.

Eduardo de Toledo
Secretary

Item 4

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.
NIRE 43.3.00004821 - CNPJ/MF 92.689.256/0001-76
Publicly Traded Company

Minutes of a meeting of the Board of Directors
Held on November 12, 2007

1.           Date, Time and Location. Held on November 12, 2007 at 3 p.m. at Rua Antonio Carlos, Nº 434, in the City of São Paulo, in the State of São Paulo.

2.           Convening and Presence. Duly convened and assembled, with the presence of (including participants by telephone) Mrs. Pedro Wongtschowski, André Covre, Eduardo de Toledo, José Roberto Opice, Roberto Kutschat Neto and José Afonso Alves Castanheira, members of the Board of Directors of Distribuidora de Produtos de Petróleo Ipiranga (“DPPI”) in accordance with Articles 9 and 10 of the DPPI’s bylaws. Present also, under the terms of Article 163, §3º of Law Nº 6.404/76, were members of the Fiscal Council of DPPI, Mrs. Ubaldo Evangelista Neto, Carlos Mello and Eliana Chimenti, the executive officers of DPPI, Srs. Leocadio de Almeida Antunes Filho and Sergio Roberto Weyne Ferreira da Costa, and representatives of KPMG Independent Auditors (“KPMG”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Mrs. Alexandre Heinerman, Marco Gonçalves and Luiz Paulo César Silveira, respectively.

3.           Presiding at the Board. Pedro Wongtschowski - Chairman and André Covre - Secretary.

4.           Deliberated Matters. The Presiding Chairman announced that the object of the meeting was to deliberate on the exchange of shares issued by DPPI by Ultrapar Participações S.A. (“ULTRAPAR”) (“Share Exchange”). The members of the Board of Directors recognized that the Share Exchange is of the interest of DPPI, which will be strengthened together with the other companies of the Ipiranga Group, and their shareholders, in order to simplify the corporate structure of the Ipiranga Group, concentrating all the shareholders into one publicly-traded company, aligning the interests of all the shareholders, increasing market capitalization and share liquidity, and participating in a company recognized for its high corporate governance standards. After the presentation of the necessary clarifications by the Executive Officers, the members of the Board of Directors examined and discussed the documents sent by the Executive Officers, including the “Protocol and Justification for the Exchange of Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.” and the documents referred to therein. In particular, considering the position of certain minority shareholders in relation to the intended Share Exchange, they carefully examined and discussed the results of the valuation reports prepared by Deutsche Bank Securities Inc. (“Deutsche Bank”) and Credit Suisse according to which DPPI and ULTRAPAR were evaluated in order to establish the exchange ratio between the shares of DPPI and ULTRAPAR. Although the members of the Board had previously discussed with Credit Suisse, they requested additional clarification to Credit Suisse representatives related to the final version of the document. Subsequently, the members of the Board inquired the representatives of Credit Suisse, Apsis and KPMG if they, as specialists on this subject, considered all the pertinent legal requirements on the elaboration of their respective valuation reports, in particular Brazilian Corporate Law, regulations of the CVM (Brazilian Securities and Exchange Commission) and generally accepted accounting practices, to which the representatives of the three companies each individually confirmed the complete conformity of their respective valuation reports to the legal precepts applicable, with the representatives of Credit Suisse in addition confirming, based on the valuation report that they prepared, that the exchange ratio offered for the Share Exchange, is adequate. Based on this examination and discussion and also considering the discussion at the meeting of the Board of Directors on November 6, 2007, during which the representatives of Credit Suisse answered to queries and clarified questions of the members present, in accordance with the minutes of such meeting, the members concluded, in their best judgement, that these valuation reports were prepared according to the concepts and assumptions which these banks used freely and independently in the exercising of their tasks. Thus, exercising their fiduciary duty in the fulfilment of their responsibilities, under the terms of articles 153, 154 and 155 of Law Nº 6.404/76, and having verified that the documents referred to below and the Share Exchange conform to legal and statutory requirements, decided to submit the proposal for the Share Exchange to the approval of the shareholders of DPPI, under the terms and conditions of the “ Protocol and Justification for the Exchange of Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A by Ultrapar Participações S.A.”, and its annexes, signed by the executive officers of DPPI and ULTRAPAR on November 9, 2007. The Board of Directors authorised the Executive Officers to provide the publication of the relevant notice and Convening Notice for the convening of an Extraordinary Shareholders Meeting to deliberate on the Share Exchange, as well as practice all the necessary acts to implement these operation. Given the previous deliberations, the Board of Directors decided to convene the Special Shareholders Meeting to deliberate and approve the intended Share Exchange, for December 18, 2007.

5.           Quorum for deliberations: All the deliberations above were voted on and approved unanimously.

6.           Closing of the meeting. The Presiding Chairman, having offered the opportunity for any party to pronounce, none having done, declared the meeting closed, the minutes of which being duly transcript, read and approved by all those present undersigned.

São Paulo, November 12, 2007.

Compared with original
 in registry book.

André Covre
Secretary

Item 5

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA
NIRE 33.300.025.111 - CNPJ/MF 33.069.766/0001-81
Publicly-Traded Company

Minutes of a meeting of the Board of Directors
Held on November 12, 2007

1.           Date, Time and Location. Held on November 12, 2007 at 4 p.m. at Rua Antonio Carlos, Nº 434, in the City of São Paulo, in the State of São Paulo.

2.           Convening and Presence. Duly convened and assembled, with the presence of (including participants by telephone) Ms. Maria das Graças Foster and Mrs. Pedro Wongtschowski, Eduardo de Toledo, José Roberto Opice, André Covre, Daniel Lima de Oliveira and Luiz Carlos Teixeira, members of the Board of Directors of CBPI, in accordance with Articles 9 and 10 of CBPI's bylaws. Present, also, under the terms of Article 163, §3º of Law Nº 6.404/76, were members of the Fiscal Council of CBPI, Mrs. Carlos Mello, Tomaz Andres Barbosa and Edson Pena Júnior, the executive officers of CBPI, Mrs. Leocadio de Almeida Antunes Filho, Sergio Roberto Weyne Ferreira da Costa and José Manuel Alves Borges, and representatives of KPMG Independent Auditors (“KPMG”), Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”) and Apsis Consultoria Empresarial S/C Ltda. (“Apsis”), Srs. Alexandre Heinerman, Marco Gonçalves and Luiz Paulo César Silveira, respectively.

3.           Presiding at the Board. Pedro Wongtschowski - Chairman; and Eduardo de Toledo - Secretary.

4.           Deliberated matters. The Presiding Chairman  announced that the object of the meeting was to deliberate on the Exchange of the Shares issued by CBPI by Ultrapar Participações S.A. (“ULTRAPAR”) (“Share Exchange”). The members of the Board of Directors recognize the Share Exchange is of the interest of CBPI, which will be strengthened together with the other companies of the Ipiranga Group, and their shareholders, in order to simplify the corporate structure of the Ipiranga Group, concentrating all the shares into one publicly-traded company, permitting an alignment of all its shareholders’ interests, increasing market capitalization and share liquidity and participating in a company recognized for its high standards of corporate governance. After the presentation of the necessary clarifications by the Executive Officers, the members of the Board of Directors examined and discussed the documents sent by the executive officers, including the “Protocol and Justification for the Exchange of the Shares Issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.” and the documents referred to therein. In particular, considering the position of some minority shareholders considering the intended Share Exchange, they carefully examined and discussed the results of the valuation reports prepared by Deutsche Bank Securities Inc. (“Deutsche Bank”) and Credit Suisse according to which CBPI and ULTRAPAR were valuated in order to establish the exchange ratio between the shares of CBPI and ULTRAPAR. Although the members of the Board had previously discussed with Credit Suisse, they requested additional clarifications to Credit Suisse representatives related to the final version of the document. Subsequently, the members of the Board inquired of the representatives of Credit Suisse, Apsis and KPMG if they, as specialists on this subject, considered all the pertinent legal requirements on the elaboration  of their respective valuation reports, in particular Brazilian Corporate Law, regulations of the CVM (Brazilian Securities and Exchange Commission) and generally accepted accounting practices, to which the representatives of the three companies each individually confirmed the complete conformity of their respective valuation reports to the legal precepts applicable, with the representatives of Credit Suisse in addition confirming, based on the valuation that they had prepared, that the exchange ratio offered for the Share Exchange is appropriate. . Based on this examination and discussion and also considering the discussion at the meeting of the Board of Directors on November 6, 2007, during which the representatives of Credit Suisse answered to queries and clarified questions of the  members present, in accordance with the minutes  of such meeting, the members concluded, in their best judgement, that these valuation reports were prepared according to the concepts and assumptions which these banks used freely and independently in the exercising of their tasks. Thus, exercising their fiduciary duty in the fulfilment of their responsibilities, under the terms of articles 153, 154 and 155 of Law Nº 6.404/76, and having verified that the documents referred to below and the Share Exchange conform to legal and statutory requirements, decided to submit the proposal for the Share Exchange to the approval of the shareholders of CBPI, under the terms and conditions of the “Protocol and Justification for the Share Exchange issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.”, and its annexes, signed by the executive officers of CBPI and ULTRAPAR on November 9, 2007. The Board of Directors authorised the Executive Officers to provide the publication of the Convening Notice for the convening of an Special Shareholders Meeting to deliberate the Share Exchange, as well as to practice all the necessary acts to implement these operations. The Board of Officers deliberated, in reason of  the previous deliberations, to convene the Special Shareholders Meeting to deliberate and approve the intended Share Exchange, for December 18, 2007.

5.           Quorum for deliberations: All the deliberations above were voted on and approved unanimously.

6.           Closing of the meeting. The presiding chairman, having offered the opportunity for any party to pronounce, none having done, declared the meeting closed, the minutes of which being duly transcript, read and approved by all those present undersigned.

São Paulo, 12 November, 2007.

Compared with original
in registry book.

Eduardo de Toledo
Secretary

Item 6
ULTRAPAR PARTICIPAÇÕES S.A.
State Registration [NIRE] No. 35.300.109.724
Taxpayer ID [CNPJ/MF] No. 33.256.439/0001-39
Publicly-Traded Company

Special Shareholders’ Meeting
Convening Notice

The Shareholders of Ultrapar Participações S.A. (“ULTRAPAR”) are hereby called to convene at the Special Shareholders’ Meeting to be held on December 18, 2007, at 7:00 p.m., at the company’s headquarters located at Avenida Brigadeiro Luiz Antonio, 1.343, 9th floor, in the City of São Paulo, State of São Paulo, to resolve on the transactions of exchange of shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”) by ULTRAPAR (“Share Exchange Transactions”), with the following agenda: (a) approval of the terms and conditions of the “Protocol and Justification of the Exchange of Shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and exhibits thereto, signed by the executive officers of RPI and ULTRAPAR on November 09, 2007, the “Protocol and Justification of the Exchange of Shares issued by  Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, and exhibits thereto, signed by the executive officers of DPPI and ULTRAPAR on November 09, 2007, and the “Protocol and Justification of the Exchange of Shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.”, and exhibits thereto, signed by the executive officers of CBPI and ULTRAPAR on November 09, 2007, respectively; (b) ratification of the engagement of Deutsche Bank Securities Inc. (“Deutsche Bank”) to valuate RPI, DPPI, CBPI and ULTRAPAR, based on the prospect  of future profitability, for the purposes of article 252, paragraphs 1 and 3, of the Brazilian Corporate Act; (c) approval of the capital increase resulting from the Share Exchange Transactions; (d) approval of the amendment of the caput and paragraph 1 of article 5 of company’s bylaws; and (e) authorization for the Executive Officers to take the required actions to formalize the Share Exchange Transactions before governmental authorities and third parties in general.

Holders of nominative shares that are held in collective custody, in order to attend the Special Shareholders Meeting, must provide a shareholder position statement a minimum of two working days in advance of the meeting date, showing the respective shareholding, provided by the custodial body.

The shareholder’s position as the holder of common shares shall be proven by consultation of the share registry book.

Shareholders may be represented at the Special Shareholders Meetings by a proxy constituted less than a year in advance, being the proxy a shareholder, company manager, lawyer, financial institution or investment fund manager, who represents the holders of the funds under management, the presentation of the respective power of attorney being required, which must be deposited at Company Headquarters with the Investor Relations Department by 5 p.m. on December 17, 2007, otherwise the proxy shall not be authorised to act.

São Paulo, November 14, 2007

Paulo Guilherme Aguiar Cunha
Chairman of the Board of Directors

Item 7
REFINARIA DE PETRÓLEO IPIRANGA S.A.
State Registration [NIRE] No. 43300002837
Taxpayer ID [CNPJ/MF] No. 94.845.674/0001-30
Publicly-Traded Company

Special Shareholders’ Meeting
Convening Notice

The Shareholders of Refinaria de Petróleo Ipiranga S.A. (“RPI”) are hereby called to convene at the Special Shareholders’ Meeting to be held on December 18, 2007, at 9:00 a.m., at the company’s headquarters located at Rua Engenheiro Heitor Amaro Barcellos, 551, City of Rio Grande, State of Rio Grande do Sul , to resolve on the transactions of exchange of shares issued by RPI by Ultrapar Participações S.A. (“ULTRAPAR”) (“Share Exchange Transaction”), with the following agenda: (a) approval of the terms and conditions of the “Protocol and Justification of the Exchange of Shares issued by Refinaria de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, (and exhibits thereto: valuation of RPI’s shares based on its Shareholder Equity prepared by KPMG Auditores Independentes, valuation of RPI and ULTRAPAR based on the prospect of future profitability elaborated by Deutsche Bank Securities Inc., valuation of RPI and ULTRAPAR based on the prospect of future profitability elaborated by Credit Suisse (Brasil) S.A., and valuation of RPI’s and Ultrapar’s Shareholder Equity at Market Values elaborated by Apsis Consultoria Empresarial S/C Ltda.), establishing, as articles 224, 225, 252 and 264 of Brazilian Corporate Law,  the terms and conditions of the exchange of the shares issued by RPI by Ultrapar Participações S.A.; (b) approval of the amendment of the article 1 of company’s bylaws, in order to reflect its transformation into a wholly-owned subsidiary of Ultrapar; (c) authorization for the Executive Officers to take the required actions to formalize the Share Exchange Transactions, specially to subscribe the Ultrapar’s capital increase.

Additional Information

Shareholders may be represented at the Special Shareholders Meeting by a proxy constituted as established on paragraph 1 of article 126 of Law n. 6,404/76.

Shareholders which shares are under custody of Companhia Brasileira de Liquidação e Custódia – CBLC, must present, at the Company’s headquarters, with a minimum of 48 hour in advance of the meeting date, a shareholder position statement, provided by the custodial agent. Shareholders must, in the same term, present the power of attorney, if they will be represented by a proxy.

The documents referred to in the proposal of the management of RPI related to the agenda of the Special Shareholders Meeting (including the protocol and justifications, valuations reports and others) are available at the websites RPI (www.ipiranga.com.br) and Ultrapar (www.ultra.com.br). Copies of such materials will also be made available at the websites of CVM (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br) as of this date. Any shareholder that wants to consult and examine the documents at the headquarters of RPI must schedule a visit date and time with the respective Investor

Relations department of RPI (telephone 53 3233 8061). Such documents are also available at the headquarters of ULTRAPAR, at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the City of São Paulo, State of São Paulo (telephone 11 3177 6601).

São Paulo, November 14, 2007

João Adolfo Oderich
Chairman of the Board of Directors

Item 8

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.
State Registration [NIRE] No. 43.3.00004821
Taxpayer ID [CNPJ/MF] No. 92.689.256/0001-76
Publicly-Traded Company

Special Shareholders’ Meeting
Convening Notice

The Shareholders of Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) are hereby called to convene at the Special Shareholders’ Meeting to be held on December 18, 2007, at 9:00 a.m., at the company’s headquarters located at Avenida Dolores Alcaraz Caldas, 90, City of Porto Alegre, State of Rio Grande do Sul, to resolve on the transactions of exchange of shares issued by DPPI by Ultrapar Participações S.A. (“ULTRAPAR”) (“Share Exchange Transaction”), with the following agenda: (a) approval of the terms and conditions of the “Protocol and Justification of the Exchange of Shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. by Ultrapar Participações S.A.”, (and exhibits thereto: valuation of DPPI’s shares based on its Shareholder Equity prepared by KPMG Auditores Independentes, valuation of DPPI and ULTRAPAR based on the prospect of future profitability elaborated by Deutsche Bank Securities Inc., valuation of DPPI and ULTRAPAR based on the prospect of future profitability elaborated by Credit Suisse (Brasil) S.A., and valuation of DPPI’s and Ultrapar’s Shareholder Equity at Market Values elaborated by Apsis Consultoria Empresarial S/C Ltda.), establishing, as articles 224, 225, 252 and 264 of Brazilian Corporate Law, the terms and conditions of the exchange of the shares issued by DPPI by Ultrapar Participações S.A.; (b) approval of the amendment of the article 1 of company’s bylaws, in order to reflect its transformation into a wholly-owned subsidiary of Ultrapar; (c) authorization for the Executive Officers to take the required actions to formalize the Share Exchange Transactions, specially to subscribe the Ultrapar’s capital increase.

Additional Information

Shareholders may be represented at the Special Shareholders Meeting by a proxy constituted as established on paragraph 1 of article 126 of Law n. 6,404/76.

Shareholders which shares are under custody of Companhia Brasileira de Liquidação e Custódia – CBLC, must present, at the Company’s headquarters, with a minimum of 48 hour in advance of the meeting date, a shareholder position statement, provided by the custodial agent. Shareholders must, in the same term, present the power of attorney, if they will be represented by a proxy.

The documents referred to in the proposal of the management of DPPI related to the agenda of the Special Shareholders Meeting (including the protocol and justifications, valuations reports and others) are available at the websites DPPI (www.ipiranga.com.br) and Ultrapar (www.ultra.com.br). Copies of such materials will also be made available at the websites of CVM (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br) as of this date. Any shareholder that wants to consult and examine the documents at the headquarters of DPPI must schedule a visit date and time with the respective Investor

Relations department of DPPI (telephone 51 3216 4391). Such documents are also available at the headquarters of ULTRAPAR, at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the City of São Paulo, State of São Paulo (telephone 11 3177 6601).

São Paulo, November 14, 2007

Pedro Wongtschowski
Chairman of the Board of Directors

Item 9

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA
State Registration [NIRE] No. 33.300.025.111
Taxpayer ID [CNPJ/MF] No. 33.069.766/0001-81
Publicly-Traded Company

Special Shareholders’ Meeting
Convening Notice

The Shareholders of Companhia Brasileira de Petróleo Ipiranga (“CBPI”) are hereby called to convene at the Special Shareholders’ Meeting to be held on December 18, 2007, at 5:00 p.m., at the company’s headquarters located at Rua Francisco Eugênio, 329,, in the City of Rio de Janeiro, State of Rio de Janeiro, to resolve on the transactions of exchange of shares issued by CBPI by Ultrapar Participações S.A. (“ULTRAPAR”) (“Share Exchange Transaction”), with the following agenda: (a) approval of the terms and conditions of the “Protocol and Justification of the Exchange of Shares issued by Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A.”, (and exhibits thereto: valuation of CBPI’s shares based on its Shareholder Equity prepared by KPMG Auditores Independentes, valuation of CBPI and ULTRAPAR based on the prospect of future profitability elaborated by Deutsche Bank Securities Inc., valuation of CBPI and ULTRAPAR based on the prospect of future profitability elaborated by Credit Suisse (Brasil) S.A., and valuation of CBPI’s and Ultrapar’s Shareholder Equity at Market Values elaborated by Apsis Consultoria Empresarial S/C Ltda.), establishing, as articles 224, 225, 252 and 264 of Brazilian Corporate Law,  the terms and conditions of the exchange of the shares issued by CBPI by Ultrapar Participações S.A.;  (b) approval of the amendment of the article 1 of company’s bylaws, in order to reflect its transformation into a wholly-owned subsidiary of Ultrapar; (c) authorization for the Executive Officers to take the required actions to formalize the Share Exchange Transactions, specially to subscribe the Ultrapar’s capital increase.

Additional Information

Shareholders may be represented at the Special Shareholders Meeting by a proxy constituted as established on paragraph 1 of article 126 of Law n. 6,404/76.

Shareholders which shares are under custody of Companhia Brasileira de Liquidação e Custódia – CBLC, must present,  at the Company’s headquarters, with a minimum of 48 hour in advance of the meeting date, a shareholder position statement, provided by the custodial agent. Shareholders must, in the same term, present the power of attorney, if they will be represented by a proxy.

The documents referred to in the proposal of the management of CBPI related to the agenda of the Special Shareholders Meeting (including the protocol and justifications, valuations reports and others) are available at the websites CBPI (www.ipiranga.com.br) and  Ultrapar (www.ultra.com.br). Copies of such materials will also be made available at the websites of CVM (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br) as of this date. Any shareholder that wants to consult and examine the documents at the headquarters of CBPI must schedule a visit date and time with the respective Investor Relations department of CBPI (telephone 21 2574 5308. Such documents are also available at the headquarters of ULTRAPAR, at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the City of São Paulo, State of São Paulo (telephone 11 3177 6601).

São Paulo, November 14, 2007

Pedro Wongtschowski
Chairman of the Board of Directors

Item 10

PROTOCOL AND JUSTIFICATION OF THE SHARE EXCHANGE OF REFINARIA DE  PETRÓLEO IPIRANGA S.A. BY
ULTRAPAR PARTICIPAÇÕES S.A.

BETWEEN

REFINARIA DE PETRÓLEO IPIRANGA S.A.

AND

ULTRAPAR PARTICIPAÇÕES S.A.

________________________________

DATED NOVEMBER 9, 2007
________________________________

PROTOCOL AND JUSTIFICATION OF THE SHARE  EXCHANGE OF REFINARIA DE PETRÓLEO IPIRANGA S.A BY ULTRAPAR PARTICIPAÇÕES S.A.

Under this agreement, the parties set out below:

a.
Refinaria De Petróleo Ipiranga, a limited company, whose headquarters are located at Rua Engenheiro Heitor Amaro Barcellos, 551, in the City of Rio Grande, in the State of Rio Grande do Sul, inscribed on the National Corporate Registry (CNPJ/MF) under No. 94.845.674/0001-30 (“RPI”), in this act represented in accordance with its bylaws, in its capacity as the company whose shares are to be exchanged; and

b.
Ultrapar Participações S.A., a limited company, whose headquarters are located at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the City of São Paulo, in the State of São Paulo, inscribed on the National Corporate Registry (CNPJ/MF) under No. 33.256.439/0001-39 (“ULTRAPAR”), in this act represented in accordance with its bylaws, in the capacity of the company whose shares will be received;

Duly agreed between them, hereby commit themselves to this Protocol and the Justification of the Share Exchange Issued of Refinaria de Petróleo Ipiranga by Ultrapar Participações S.A. (“Protocol and Justification”), in accordance with Articles 224 and 225 of Law nº 6.404/76 (“Brazilian Corporation Law.”).

Whereas, on March 18, 2007, ULTRAPAR, Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”) entered into an investment agreement for the acquisition of all the shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and RPI held by controlling shareholders of RPI and DPPI (“Investment Agreement ”);

Whereas, under the terms of the Investment Agreement and in accordance with the Relevant Notice published on March 19, 2007, the transaction of the acquisition of the Ipiranga Group involves several stages, including, among others, (a) the acquisition of the shares issued by RPI, DPPI and CBPI by ULTRAPAR, (b) the carrying out of public share offerings of RPI, DPPI, CBPI and (c) the Share Exchange of RPI, DPPI and CBPI for preferred shares of ULTRAPAR (with respect to each of RPI, DPPI and CBPI, a “Share Exchange” and together, the “Share Exchanges”);

Whereas, upon the conclusion of phase (a) above, RPI, DPPI and CBPI became directly or indirectly controlled by ULTRAPAR, in accordance with Article 116 of Brazilian Corporation Law;

Whereas, in addition to phase (a), phase (b) above was also completed and that the managements of ULTRAPAR and RPI intend, through this Protocol and Justification, to establish the terms and conditions proposed for phase (c),the Share Exchange;

Whereas RPI, DPPI and CBPI (together, the “Ipiranga Companies”) have a complex corporate structure, to the extent that they consist of various companies that operate in the same sector, having stakes in each other;

Whereas the Ipiranga Companies have an asymmetric base and shareholding structure, to the extent that there are three groups of different minority shareholders, in each of the companies and that the companies hold preferred shares issued with different characteristics;

Whereas this corporate structure impairs the operational, administrative and shareholding efficiency of Ipiranga companies;

Whereas the Share Exchanges, among other benefits, aim to resolve these questions, on behalf of, and in the interest of, all the companies, to the extent that it will simplify the corporate structure of the Ipiranga Companies, increasing their size and operational freedom, and ensuring their strengthening;

Whereas the Share Exchanges, in addition to the evident benefits for the Ipiranga Companies, will provide additional benefits to the shareholders of the Ipiranga Companies, by allowing them to participate in a listed company that will concentrate the shareholder bases of the four companies, which should ensure greater liquidity for the shares of all shareholders, to the extent that it will broaden the shareholder base, which will thus consist of shareholders of ULTRAPAR, RPI, CBPI and DPPI, with shares traded on the São Paulo and New York stock exchanges;

Whereas, in addition to the increased liquidity, the Share Exchanges will provide the shareholders of the Ipiranga Companies a stake in ULTRAPAR, which is a company recognized for its good corporate governance structure and with all the interests of its shareholders aligned, an example being the tag-along right granted to the preferred shares of ULTRAPAR;

Whereas ULTRAPAR, in its capacity as controlling shareholder of the Ipiranga Companies, has an interest in strengthening these companies and adopting measures to improve their efficiency;

Whereas taking into consideration that the managements of ULTRAPAR and RPI consider the Share Exchange to be an essential step in order to achieve these objectives;

The managements of Ultrapar and RPI hereby resolve, in accordance with Articles 224, 225, 252 and 264 of Brazilian Corporation Law, to sign this Protocol and Justification in accordance with the following terms and conditions.

FIRST CLAUSE
NUMBER, TYPE AND CLASS OF SHARES TO BE ATTRIBUTED

1.1.                 Number, Type and Class of Shares to be attributed. As a result of the Share Exchange of RPI, 0.79850 preferred shares issued by ULTRAPAR shall be attributed to each 1 (one) share, preferred or ordinary, issued by RPI.

1.2.                 Criteria Used to Determine the Exchange Ratio. The established exchange ratio was determined based on the criteria of future profitability prospects of ULTRAPAR and RPI, in accordance with the valuations contained in Annex II and Annex III hereto.

1.3.                 Fractions of Shares. Fractions of shares resulting from the replacement of the ownership stake of each shareholder of RPI will be sold at an auction to be held on the São Paulo Stock Exchange – BOVESPA, the resulting amounts being made available for the respective shareholders after the financial settlement of the shares sold at auction.

SECOND CLAUSE
CRITERIA FOR THE VALUATION OF THE SHAREHOLDER’S EQUITY OF ULTRAPAR AND RPI

2.1.                 Shareholder´s Equity.  The shares issued by RPI were valuated based on their Shareholder´s Equity, in accordance with the balance sheet as of September 30, 2007, audited by KPMG Independent Auditors (“KPMG”). The specialized company KPMG Independent Auditors was chosen for this valuation, its headquarters being at Rua Dr. Renato Paes de Barros, 33, 14th floor, in the City of São Paulo, in the State of São Paulo, inscribed on the National Corporate Registry of the Ministry of Finance under Nº 57.755.217/0001-29 and under the Regional Accounting Council under Nº 2SP014428/O-6, represented by its partner Pedro Augusto de Melo.  The choice and hiring of KPMG must be ratified by the shareholders of ULTRAPAR and RPI.  The base date of the valuation was September 30, 2007, in accordance with the report in Annex I (“Accounting Report”), in the amount of R$769,503,076.33 (seven hundred and sixty-nine million, five hundred and three thousand and seventy-six reais, and thirty-three cents) for all the shares of RPI.

2.2.                 Valuation based on the prospect of future profitability. Deutsche Bank Securities Inc. (“Deutsche Bank”), a company with its headquarters at 60 Wall Street, New York, NY, United States of America, was hired by ULTRAPAR to valuate ULTRAPAR and RPI based on their prospects for future profitability, producing for this purpose an economic-financial analysis contained in Annex II (“Economic-Financial Valuation (Deutsche Bank)”) for the purpose of setting the exchange ratios set forth in Clause 1.1. for the Share Exchange.  In the same way, Investment Bank Credit Suisse (Brasil) S.A. (“Credit Suisse”), a company with its headquarters at Avenida Brigadeiro Faria Lima, 3064, 13th floor, in the City of São Paulo, in the State of São Paulo, was hired by RPI to conduct the valuation presented in Annex III, based on the prospect of future profitability of ULTRAPAR and RPI (“Economic-Financial Valuation (Credit Suisse)”). The valuations of Deutsche Bank and Credit Suisse are based on balance sheets as of December 31, 2006 and September 30, 2007, respectively.

2.3.                 Valuation of Shareholder´s Equity at Market Values. For the purposes of complying with Article 264 of Brazilian Corporation Law, a specialized company was chosen: Apsis Consultoria Empresarial S/C Ltda., with its headquarters at Rua São José, 90, Group 1802, Rio de Janeiro, RJ, inscribed on the National Corporate Registry of the Ministry of Finance under No. 27.281.922/0001-70, represented by its partner-director Ana Cristina França Souza, to prepare a valuation report of the Shareholder´s Equity of ULTRAPAR and RPI at market values. The valuations of ULTRAPAR and RPI were carried out according to the same criteria and base date of September 30, 2007, as shown in the report contained in Annex IV (“Report of Shareholder Equity at  Market Values”), which resulted, exclusively for the purpose contained in the initial paragraph of Article 264 of Brazilian Corporation Law¸ in the exchange ratio of 0.722591 shares issued by ULTRAPAR for each share issued by RPI.

2.4.                 Treatment of Subsequent Equity variations.  From September 30, 2007, the base date for the Share Exchange, variations in the value of RPI´s equity value that occur before the date on which the Share Exchange is carried out, will be recorded to at ULTRAPAR under the equity income result.

THIRD CLAUSE
SHARES OF A COMPANY HELD BY ANOTHER AND SHARES HELD IN TREASURY

3.1.                 Treatment of the Shares of a Company Held by Another. There are no shares issued by ULTRAPAR which are held by RPI.  The shares issued by RPI, which are held by ULTRAPAR, will continue to be held by ULTRAPAR.  Any reciprocal stake, as a consequence of the ownership of the shares issued by ULTRAPAR, held by RPI as a result of the corporate reorganization, if this should be the case, will be eliminated within the legal time limit, in accordance with Article 244, paragraph 5 of Brazilian Corporation Law.

3.2.                 Treatment of Shares Held in Treasury. There are no shares issued by RPI in treasury.

FOURTH CLAUSE
CAPITAL INCREASE OF ULTRAPAR

4.1.                 Increase in the Subscribed Paid-in Capital of ULTRAPAR. The Share Exchange will result in an increase in the paid-in capital of ULTRAPAR, through the transfer of all the shares of the shareholders of RPI to the paid-in capital of ULTRAPAR.  The subscribed paid-in capital of ULTRAPAR, of R$946,034,662.97 (nine hundred and forty-six million, thirty-four thousand, six hundred and sixty-two reais and ninety-seven cents), will be increased by R$708,939,151.43 (seven hundred and eight million, nine hundred and thirty-nine thousand, one hundred and fifty-one reais and forty-three cents), based on the economic valuation and the terms of Article 226 and §1º of Article 252 of Brazilian Corporation Law. 14,115,702 (fourteen million, one hundred and fifteen thousand, seven hundred and two) new preferred shares, nominative, with no nominal value, of ULTRAPAR will be issued. These shares will be exchanged for the shares issued by RPI (except for those held by ULTRAPAR) and attributed to RPI shareholders (except for ULTRAPAR) in accordance with the exchange ratio set forth in Clause 1.1.

4.2.                 Wholly-Owned Subsidiary. As a result of the Share Exchange, RPI will become a wholly owned subsidiary of ULTRAPAR. RPI shareholders will become shareholders of ULTRAPAR, based on the exchange ratio established in this Protocol and Justification, and in proportion of their shareholdings.

FIFTH CLAUSE
ALTERATIONS OF THE BYLAWS OF ULTRAPAR AND RPI

5.1.           Alterations of the Bylaws of ULTRAPAR.  As a result of the Share Exchange, the bylaws of ULTRAPAR will have to be altered so as to reflect the increase in paid-in capital and the number of shares into which it will be split. Accordingly, the following proposal will be submitted to the shareholders of ULTRAPAR for a change in the initial paragraph of Article 5º of the bylaws, as well as the following proposal for the alteration of paragraph 1º of the referred article:

“Art. 5º  The paid-in capital, subscribed and paid for, amounts to R$ 1,654,973,814.40 (one billion, six hundred and fifty-four million, nine hundred and seventy-three thousand, eight hundred and fourteen reais and forty cents), divided into 95,441,111 (ninety-five million, four hundred and forty one thousand, one hundred and eleven) shares without nominal value, all nominative, being 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 46,011,214 (forty-six million, eleven thousand, two hundred and fourteen) preferred book-entry shares.

§1º - The Company is authorized to increase its paid-in capital, independent of altering its bylaws, on deliberation by the Board of Directors, until it reaches the figure of R$ 4,500,000,000.00 (four billion, five hundred million reais), through the issue of common or preferred shares, without keeping the existing proportion, observing the limit of 2/3 (two thirds) in preferred shares, of the total shares issued.”

It is understood that, in light of the projects of Share Exchange of CBPI and DPPI to occur simultaneously with the Share Exchange, and the final result of the public share offerings for the shares of RPI, DPPI, CBPI, the capital increase resulting from the Share Exchange and the Ultrapar´s paid-in capital, subscribed for and paid for, may suffer alterations resulting in paid-in capital different from that shown above.

5.2.           Alterations of the Bylaws of RPI.  As a result of the Share Exchange, the bylaws of RPI will be altered so as to reflect its transformation into a wholly owned subsidiary of ULTRAPAR. Accordingly, the following proposal will be submitted to the shareholders of RPI for alteration of Article 1 of the bylaws:

“Art. 1:  The Company, called REFINARIA DE PETRÓLEO IPIRANGA S.A., is a limited company, a wholly-owned subsidiary of Ultrapar Participações S.A., governed by the Brazilian corporation law, applicable legislation and by the present bylaws.”

SIXTH CLAUSE
REASONS FOR THE SHARE EXCHANGE

6.1.           Reasons for the Share Exchange. The managements of ULTRAPAR and RPI decided to carry out the Share Exchange, being of the opinion that it is in the best interest of the companies involved, in light of the foregoing, particularly because of the:

(a)	simplification of the complex corporate structure of the Ipiranga Group;

(b)
strengthening of Ipiranga Group Companies by eliminating the complex capital and corporate structure, thus enabling an improved operational and administrative efficiency, and a greater capacity to make investments for the companies that comprised the Ipiranga Group;

(c)	specialization and development of the businesses that comprise the Ipiranga Group;

(d)	alignment of the interests of all the shareholders of the companies;

(e)
increase in the liquidity of the shares of all companies, to the extent that the shareholder base will be widened through the concentration of all shareholders of the companies into a single company, with shares traded in stock exchanges in Brazil and in New York through ADRs; and

(f)	extension of ULTRAPAR’s recognized corporate governance standards to all shareholders of RPI, particularly with regard to the 100% tag-along right for preferred shares.

SEVENTH CLAUSE
TYPE OF SHARES TO BE DELIVERED TO THE SHAREHOLDERS OF RPI

7.1.           Shares to Be Delivered to the Shareholders of RPI. The holders of preferred and common shares of RPI will receive, in replacement for their shares, preferred shares of ULTRAPAR, in accordance with Clause 1 above, which is justified as a way of permitting the non-controlling shareholders of RPI to participate in the type of shares of ULTRAPAR, where liquidity is concentrated and whose trading is permitted both in Brazil and abroad.

EIGHTH CLAUSE
COMPOSITION OF PAID-IN CAPITAL OF ULTRAPAR AFTER THE SHARE EXCHANGE

8.1.           Subscribed Paid-in Capital of ULTRAPAR after the Share Exchange. The subscribed paid-in capital of ULTRAPAR will have a value of R$ 1,654,973,814.40 (one billion, six hundred and fifty-four million, nine hundred and seventy-three thousand, eight hundred and fourteen reais and forty cents) and will be represented by 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 46,011,214 (forty-six million, eleven thousand, two hundred and fourteen) preferred shares, nominative and without nominal value, subject to Clause 5.1.

NINTH CLAUSE
APPRAISAL RIGHTS AND APPRAISAL VALUE FOR THE SHARES

9.1.           Appraisal Rights of the Shareholders of ULTRAPAR and RPI. As specified below, and in accordance with the terms of Article 252, §1º and §2º of Brazilian Corporation Law, the appraisal right of the shareholders of ULTRAPAR and RPI shall be guaranteed, for those who do not agree with the terms of the Share Exchange, that dissent from, abstain on resolutions or fail to attend the relevant Special General Meeting and who expressly declare their intention to exercise their appraisal right, within a period of 30 (thirty) days counted from the date of publication of the minutes of the respective Special Shareholders Meeting that approves the Share Exchange , , . The respective amount to be paid for the appraisal right shall depend on the completion of the transaction, as set forth in article 230 of Law 6.404/76, and the payment thereof shall be made by the respective company up to the third business day following the date of completion of the respective transaction.  The appraisal rights shall only be assured to the shareholder that proves to be the owner of the shares regarding which the appraisal rights were exercised, pursuant to art. 137, paragraph 1, of Law 6.404/76.

9.2.           Amount to be paid to Shareholders of ULTRAPAR and RPI.  The dissenting shareholders of Ultrapar shall be entitled to repayment of their shares in the amount of twenty-three reais and eighty-six cents (R$ 23.86) according to the last balance sheet approved, that is, as of December 31, 2006. The dissenting shareholders of RPI shall be entitled to repayment of their shares at the amount of nineteen reais and fifty cents (R$ 19.50) according to the last balance sheet approved, that is, as of December 31, 2006;

9.2.1.        Considering that the exchange ratio proposed to the non-controlling shareholders, in accordance with Clause 1.1, is more advantageous than that resulting from comparisons to shareholder´s equity at market values, under the terms of § 3º of Article 264 of Brazilian Corporation Law, the common shareholders of RPI dissenting from the respective special shareholders meeting that approves the corporate transaction cannot exercise the appraisal rights based on the shareholder´s’ equity at market values, but rather based on shareholders’ equity at book value.

9.2.2.        The dissenting shareholders may, upon the exercise of the appraisal rights, request a special balance sheet for the company, according to the provisions of article 45, par. 2 of the Brazilian Corporation Act.  In such event, after the expiration of the period determined for the Share Exchange to be reconsidered, pursuant to article 137, par. 3, of the Brazilian Corporation Act, the shareholder will receive 80% of the amount to be paid for the appraisal rights, and the balance, if any, shall be paid within one hundred and twenty (120) days from the date of the resolution at the special shareholders meeting.

TENTH CLAUSE
APPROVAL BY THE GENERAL SHAREHOLDERS MEETINGS OF ULTRAPAR AND RPI

10.1.         General Shareholders Meetings. For the implementation of the Share Exchange, extraordinary general shareholders meetings will be held for the shareholders of ULTRAPAR and RPI, at which the respective shareholders must deliberate on the matters necessary for the Share Exchange.

ELEVENTH CLAUSE
GENERAL TERMS

11.1.         Absence of Succession.  Upon the completion of the Share Exchange, ULTRAPAR will not absorb the assets, rights, liabilities and responsibilities of RPI, which will continue to exist as a separate company, and there will be no succession.

11.2          Documents Available to Shareholders.  All the documents mentioned in this Protocol and Justification are available to the shareholders of ULTRAPAR and RPI as of this date, and may be obtained from the following addresses: (a) for shareholders of RPI, at Rua Engenheiro Heitor Amaro Barcellos, 551, in the City of Rio Grande, in the State of Rio Grande do Sul and (b) for shareholders of ULTRAPAR, at Avenida Brigadeiro Luiz Antonio, 1343, 8th floor, in the city of São Paulo, in the state of São Paulo.

11.3          Communication of the Share Exchange to the Authorities. The acquisition of the Ipiranga Group, including the Share Exchange, has been communicated to the Administrative Counsel for the Economic Defense - CADE, the Brazilian antitrust authority.  Any other communications necessary with regard to the Share Exchange will be submitted to the applicable governmental authorities, under the terms of the applicable legislation.

11.4          Registration with the SEC. The Share Exchanges and the respective issuances of new shares by Ultrapar are subject to applicable registrations with the United States Securities and Exchange Commission.

11.5          Profit Sharing for the Year 2007. The shares to be issued by Ultrapar as a result of the Share Exchange shall be fully entitled to all dividends and interest on share capital that may be declared after the issuance thereof.

11.6          Re-evaluation. Both ULTRAPAR and RPI, reserve the right to re-evaluate the Share Exchange, in case of payment of appraisal amounts, resulting from the exercise of appraisal rights by shareholders who declare their dissent on a timely basis, which put their financial stability at risk, under the terms of §3º of Article 137 of Brazilian Corporation Law.

11.7          Survival of Valid Clauses. In the event of any particular clause, item, term, or condition in this Protocol and Justification being considered invalid, the other clauses, items, terms, and conditions not affected by this invalidation, shall not be affected.

11.8          Jurisdiction. The Judiciary District of the Capital of the State of São Paulo is hereby elected for the settling of any and all questions arising from this Protocol and Justification, waiving the right of any other, however privileged it may be or may become.

AND, BEING DULY IN AGREEMENT, hereby sign this Protocol and Justification in the form of 2 (two) identical copies of equal content, together with two witnesses whose details appear below.

São Paulo, November 9, 2007.

[Signing page 1 of 1 of the Protocol and Justification for the Share Exchange issued by Refinaria de Petróleo
Ipiranga S.A. by Ultrapar Participações S.A.]

ULTRAPAR PARTICIPAÇÕES S.A.

Name: Position:	Name: Position:

REFINARIA DE PETRÓLEO IPIRANGA S.A.

Name: Position:	Name: Position:

WITNESSES

Name: RG:	Name: RG:

Item 11

PROTOCOL AND JUSTIFICATION OF THE SHARE EXCHANGE OF DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.
BY  ULTRAPAR PARTICIPAÇÕES S.A.

BETWEEN

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.

AND

ULTRAPAR PARTICIPAÇÕES S.A.

________________________________

DATED NOVEMBER 9, 2007
________________________________

Protocol and Justification of the Share exchange of DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A by Ultrapar Participações S.A.

Under this agreement, the parties set out below:

a.
DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A, a limited company, whose headquarters are located at Avenida Dolores Alcaraz Caldas, 90, in the City of Porto Alegre, in the State of Rio Grande do Sul, inscribed on the National Corporate Registry (CNPJ/MF) under No. 92.689.256/0001-76 (“DPPI”), in this act represented in accordance with its bylaws, in its capacity as the company whose shares are to be exchanged; and

b.
Ultrapar Participações S.A., a limited company, whose headquarters are located at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the City of São Paulo, in the State of São Paulo, inscribed on the National Corporate Registry (CNPJ/MF) under No. 33.256.439/0001-39 (“ULTRAPAR”), in this act represented in accordance with its bylaws, in the capacity of the company whose shares will be received;

Duly agreed between them, hereby commit themselves to this Protocol and Justification of the Share Exchange Issued of DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A by Ultrapar Participações S.A. (“Protocol and Justification”), in accordance with Articles 224 and 225 of Law nº 6.404/76 (“Brazilian Corporation Law.”).

Whereas, on March 18, 2007, ULTRAPAR, Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”) entered into an investment agreement for the acquisition of all the shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Refinaria de Petróleo Ipiranga S.A. (“RPI”) and DPPI held by controlling shareholders of RPI and DPPI (“Investment Agreement ”);

Whereas, under the terms of the Investment Agreement and in accordance with the Relevant Notice published on March 19, 2007, the transaction of the acquisition of the Ipiranga Group involves several stages, including, among others, (a) the acquisition of the shares issued by RPI, DPPI and CBPI by ULTRAPAR, (b) the carrying out of public share offerings of RPI, DPPI, CBPI and (c) the Share Exchange of RPI, DPPI and CBPI for preferred shares of ULTRAPAR (with respect to each of RPI, DPPI and CBPI, a “Share Exchange” and together, the “Share Exchanges”);

Whereas, upon the conclusion of phase (a) above, RPI, DPPI and CBPI became directly or indirectly controlled by ULTRAPAR, in accordance with Article 116 of Brazilian Corporation Law;

Whereas, in addition to phase (a), phase (b) above was also completed and that the managements of ULTRAPAR and DPPI intend, through this Protocol and Justification, to establish the terms and conditions proposed for phase (c), the Share Exchange;

Whereas RPI, DPPI and CBPI (together, the “Ipiranga Companies”) have a complex corporate structure, to the extent that they consist of various companies that operate in the same sector, having stakes in each other;

Whereas the Ipiranga Companies have an asymmetric base and shareholding structure, to the extent that there are three groups of different minority shareholders, in each of the companies and that the companies hold preferred shares issued with different characteristics;

Whereas this corporate structure impairs the operational, administrative and shareholding efficiency of Ipiranga companies;

Whereas the Share Exchanges, among other benefits, aim to resolve these questions, on behalf of, and in the interest of, all the companies, to the extent that it will simplify the corporate structure of the Ipiranga Companies, increasing their size and operational freedom, and ensuring their strengthening;

Whereas the Share Exchanges, in addition to the evident benefits for the Ipiranga Companies, will provide additional benefits to the shareholders of the Ipiranga Companies, by allowing them to participate in a listed company that will concentrate the shareholder bases of the four companies, which should ensure greater liquidity for the shares of all shareholders, to the extent that it will broaden the shareholder base, which will thus consist of shareholders of ULTRAPAR, RPI, CBPI and DPPI, with shares traded on the São Paulo and New York stock exchanges;

Whereas, in addition to the increased liquidity, the Share Exchanges will provide the shareholders of the Ipiranga Companies a stake in ULTRAPAR, which is a company recognized for its good corporate governance structure and with all the interests of its shareholders aligned, an example being the tag-along right granted to the preferred shares of ULTRAPAR;

Whereas ULTRAPAR, in its capacity as controlling shareholder of the Ipiranga Companies, has an interest in strengthening these companies and adopting measures to improve their efficiency;

Whereas taking into consideration that the managements of ULTRAPAR and DPPI consider the Share Exchange to be an essential step in order to achieve these objectives;

The managements of Ultrapar and DPPI hereby resolve, in accordance with Articles 224, 225, 252 and 264 of Brazilian Corporation Law, to sign this Protocol and Justification in accordance with the following terms and conditions.

First Clause
Number, Type and Class of Shares to Be Attributed

1.1.            Number, Type and Class of Shares to be attributed. As a result of the Share Exchange of DPPI, 0.64048 preferred shares issued by ULTRAPAR shall be attributed to each 1 (one) share, preferred or ordinary, issued by DPPI.

1.2.            Criteria Used to Determine the Exchange Ratio. The established exchange ratio was determined based on the criteria of future profitability prospects of ULTRAPAR and DPPI, in accordance with the valuations contained in Annex II and Annex III hereto.

1.3.            Fractions of Shares. Fractions of shares resulting from the replacement of the ownership stake of each shareholder of DPPI will be sold at an auction to be held on the São Paulo Stock Exchange – BOVESPA, the resulting amounts being made available for the respective shareholders after the financial settlement of the shares sold at auction.

Second Clause
Criteria for the Valuation of the Shareholder’s Equity of ULTRAPAR and DPPI

2.1.            Shareholder´s Equity.  The shares issued by DPPI were valuated based on their Shareholder´s Equity, in accordance with the balance sheet as of September 30, 2007, audited by KPMG Independent Auditors (“KPMG”). The specialized company KPMG Independent Auditors was chosen for this valuation, its headquarters being at Rua Dr. Renato Paes de Barros, 33, 14th floor, in the City of São Paulo, in the State of São Paulo, inscribed on the National Corporate Registry of the Ministry of Finance under Nº 57.755.217/0001-29 and under the Regional Accounting Council under Nº 2SP014428/O-6, represented by its partner Pedro Augusto de Melo.  The choice and hiring of KPMG must be ratified by the shareholders of ULTRAPAR and DPPI.  The base date of the valuation was September 30, 2007, in accordance with the report in Annex I (“Accounting Report”), in the amount of R$909,971,402.47 (nine hundred and nine million, nine hundred and seventy-one thousand and four hundred and two reais and forty-seven cents) for all the shares of DPPI.

2.2.            Valuation based on the prospect of future profitability. Deutsche Bank Securities Inc. (“Deutsche Bank”), a company with its headquarters at 60 Wall Street, New York, NY, United States of America, was

hired by ULTRAPAR to valuate ULTRAPAR and DPPI based on their prospects for future profitability, producing for this purpose an economic-financial analysis contained in Annex II (“Economic-Financial Valuation (Deutsche Bank)”) for the purpose of setting the exchange ratios set forth in Clause 1.1. for the Share Exchange.  In the same way, Investment Bank Credit Suisse (Brasil) S.A. (“Credit Suisse”), a company with its headquarters at Avenida Brigadeiro Faria Lima, 3064, 13th floor, in the City of São Paulo, in the State of São Paulo, was hired by DPPI to conduct the valuation presented in Annex III, based on the prospect of future profitability of ULTRAPAR and DPPI (“Economic-Financial Valuation (Credit Suisse)”). The valuations of Deutsche Bank and Credit Suisse are based on balance sheets as of December 31, 2006 and September 30, 2007, respectively.

2.3.            Valuation of Shareholder´s Equity at Market Values. For the purposes of complying with Article 264 of Brazilian Corporation Law, a specialized company was chosen: Apsis Consultoria Empresarial S/C Ltda., with its headquarters at Rua São José, 90, Group 1802, Rio de Janeiro, RJ, inscribed on the National Corporate Registry of the Ministry of Finance under No. 27.281.922/0001-70, represented by its partner-director Ana Cristina França Souza, to prepare a valuation report of the Shareholder´s Equity of ULTRAPAR and DPPI at market values. The valuations of ULTRAPAR and DPPI were carried out according to the same criteria and base date of September 30, 2007, as shown in the report contained in Annex IV (“Report of Shareholder Equity at Market Values”), which resulted, exclusively for the purpose contained in the initial paragraph of Article 264 of Brazilian Corporation Law¸ in the exchange ratio of 0.644359 shares issued by ULTRAPAR for each share issued by DPPI.

2.4.            Treatment of Subsequent Equity variations.  From September 30, 2007, the base date for the Share Exchange, variations in the value of DPPI´s equity value that occur before the date on which the Share Exchange is carried out, will be recorded to at ULTRAPAR under the equity income result.

Third Clause
Shares of a Company Held by Another and Shares Held in Treasury

3.1.            Treatment of the Shares of a Company Held by Another. There are no shares issued by ULTRAPAR which are held by DPPI.  The shares issued by DPPI, which are held by ULTRAPAR, will continue to be held by ULTRAPAR.  Any reciprocal stake, as a consequence of the ownership of the shares issued by ULTRAPAR, held by DPPI as a result of the corporate reorganization, if this should be the case, will be eliminated within the legal time limit, in accordance with Article 244, paragraph 5 of Brazilian Corporation Law.

3.2.            Treatment of Shares Held in Treasury. There are no shares issued by DPPI in treasury.

Fourth Clause
Capital Increase of ULTRAPAR

4.1.            Increase in the Subscribed Paid-in Capital of ULTRAPAR. The Share Exchange will result in an increase in the paid-in capital of ULTRAPAR, through the transfer of all the shares of the shareholders of DPPI to the paid-in capital of ULTRAPAR.  The subscribed paid-in capital of ULTRAPAR, of R$946,034,662.97 (nine hundred and forty-six million, thirty-four thousand, six hundred and sixty-two reais and ninety-seven cents), will be increased by R$595,815,096.79 (five hundred and ninety five million, eight hundred and fifteen thousand, ninety-six reais and seventy-nine cents), based on the economic valuation and the terms of Article 226 and §1º of Article 252 of Brazilian Corporation Law. 11,863,286 (eleven million, eight hundred and sixty three thousand, two hundred and eighty-six) new preferred shares, nominative, with no nominal value, of ULTRAPAR will be issued. These shares will be exchanged for the shares issued by DPPI (except for those held by ULTRAPAR) and attributed to DPPI shareholders (except for ULTRAPAR) in accordance with the exchange ratio set forth in Clause 1.1.

4.2.            Wholly-Owned Subsidiary. As a result of the Share Exchange, DPPI will become a wholly owned subsidiary of ULTRAPAR. DPPI shareholders will become shareholders of ULTRAPAR, based on the exchange ratio established in this Protocol and Justification, and in proportion of their shareholdings.

Fifth Clause
Alterations of the Bylaws of ULTRAPAR and DPPI

5.1.           Alterations of the Bylaws of ULTRAPAR.  As a result of the Share Exchange, the bylaws of ULTRAPAR will have to be altered so as to reflect the increase in paid-in capital and the number of shares into which it will be split. Accordingly, the following proposal will be submitted to the shareholders of ULTRAPAR for a change in the initial paragraph of Article 5º of the bylaws, as well as the following proposal for the alteration of paragraph 1º of the referred article:

“Art. 5º  The paid-in capital, subscribed and paid for, amounts to R$ 1,541,849,759.76 (one billion, five hundred and forty-one million, eight hundred and forty-nine thousand, seven hundred and fifty-nine reais and seventy-six cents), divided into 93,188,695 (ninety-three million, one hundred and eighty-eight thousand, six hundred and ninety-five) shares without nominal value, all nominative, being 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 43,758,798 (forty-three million, seven hundred and fifty-eight thousand, seven hundred and ninety- eight) preferred book-entry shares.

§1º - The Company is authorized to increase its paid-in capital, independent of altering its bylaws, on deliberation by the Board of Directors, until it reaches the figure of R$ 4,500,000,000.00 (four billion, five hundred million reais), through the issue of common or preferred shares, without keeping the existing proportion, observing the limit of 2/3 (two thirds) in preferred shares, of the total shares issued.”

It is understood that, in light of the projects of Share Exchange of RPI and CBPI to occur simultaneously with the Share Exchange, and the final result of the public share offerings for the shares of RPI, DPPI, CBPI, the capital increase resulting from the Share Exchange and the Ultrapar´s paid-in capital, subscribed for and paid for, may suffer alterations resulting in paid-in capital different from that shown above.

5.2.           Alterations of the Bylaws of DPPI.  As a result of the Share Exchange, the bylaws of DPPI will be altered so as to reflect its transformation into a wholly owned subsidiary of ULTRAPAR. Accordingly, the following proposal will be submitted to the shareholders of DPPI for alteration of Article 1 of the bylaws:

“Art. 1:  The Company, called DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A., is a limited company, a wholly-owned subsidiary of Ultrapar Participações S.A., governed by the Brazilian corporation law, applicable legislation and by the present bylaws.”

Sixth Clause
Reasons for the Share Exchange

6.1.           Reasons for the Share Exchange. The managements of ULTRAPAR and DPPI decided to carry out the Share Exchange, being of the opinion that it is in the best interest of the companies involved, in light of the foregoing, particularly because of the:

(a)	simplification of the complex corporate structure of the Ipiranga Group;
(b)
strengthening of Ipiranga Group Companies by eliminating the complex capital and corporate structure, thus enabling an improved operational and administrative efficiency, and a greater capacity to make investments, for the Companies that comprised the Ipiranga Group

(c)	specialization and development of the businesses that comprise the Ipiranga Group;

(d)	alignment of the interests of all the shareholders of the companies;

(e)
increase in the liquidity of the shares of all companies, to the extent that the shareholder base will be widened through the concentration of all shareholders of the companies into a single company, with shares traded in stock exchanges in Brazil and in New York through ADRs; and

(f)	extension of ULTRAPAR’s recognized corporate governance standards to all shareholders of DPPI, particularly with regard to the 100% tag-along right for preferred shares.

Seventh Clause
Type of Shares to Be Delivered to the Shareholders of DPPI

7.1.            Shares to Be Delivered to the Shareholders of DPPI. The holders of preferred and common shares of DPPI will receive, in replacement for their shares, preferred shares of ULTRAPAR, in accordance with Clause 1 above, which is justified as a way of permitting the non-controlling shareholders of DPPI to participate in the type of shares of ULTRAPAR, where liquidity is concentrated and whose trading is permitted both in Brazil and abroad.

Eighth Clause
Composition of Paid-in Capital of ULTRAPAR After the Share Exchange

8.1.           Subscribed Paid-in Capital of ULTRAPAR after the Share Exchange. The subscribed paid-in capital of ULTRAPAR will have a value of R$ 1,541,849,759.76 (one billion, five hundred and forty-one million, eight hundred and forty-nine thousand, seven hundred and fifty-nine reais and seventy-six cents) and will be represented by 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 43,758,798 (forty-three million, seven hundred and fifty-eight thousand, seven hundred and ninety-eight) preferred shares, nominative and without nominal value, subject to Clause 5.1.

Ninth Clause
Appraisal Rights and Appraisal Value for the Shares

9.1.   Appraisal Rights of the Shareholders of ULTRAPAR and DPPI. As specified below, and in accordance with the terms of Article 252, §1º and §2º of Brazilian Corporation Law, the appraisal right of the shareholders of ULTRAPAR and DPPI shall be guaranteed, for those who do not agree with the terms of the Share Exchange, that dissent from, abstain on resolutions or fail to attend the relevant Special General Meeting and who expressly declare their intention to exercise their appraisal right, within a period of 30 (thirty) days counted from the date of publication of the minutes of the respective Special Shareholders Meeting that approves the Share Exchange. The respective amount to be paid for the appraisal right shall depend on the completion of the transaction, as set forth in article 230 of Law 6.404/76, and the payment thereof shall be made by the respective company up to the third business day following the date of completion of the respective transaction.  The appraisal rights shall only be assured to the shareholder that proves to be the owner of the shares regarding which the appraisal rights were exercised, pursuant to art. 137, paragraph 1, of Law 6.404/76.

9.2.           Amount to be paid to Shareholders of ULTRAPAR and DPPI.  The dissenting shareholders of Ultrapar shall be entitled to repayment of their shares in the amount of twenty-three reais and eighty-six cents (R$ 23.86) according to the last balance sheet approved, that is, as of December 31, 2006. The dissenting shareholders of DPPI shall be entitled to repayment of their shares at the amount of twenty and five reais and thirteen cents (R$ 25.13) according to the last balance sheet approved, that is, as of December 31, 2006;

9.2.1.  As a result of the Share Exchange of parent company and affiliates, pursuant to article 264 of Law 6.404/76, it was concluded based on the Market Value Shareholders’ Equity Report and Pursuant to article 264, par. 3 of Law 6.404/76, DPPI’s shareholders may choose to have their shares repaid based on the shareholders’ equity amount at market value of such company, which is thirty-three reais and fifty-five cents (R$ 33.55) per share, according to the Market Value Shareholders’ Equity Report.

9.2.2.         The dissenting shareholders may, upon the exercise of the appraisal rights, request a special balance sheet for the company, according to the provisions of article 45, par. 2 of the Brazilian Corporation Law.  In such event, after the expiration of the period determined for the Share Exchange to be reconsidered, pursuant to article 137, par. 3, of the Brazilian Corporation Act, the shareholder will receive 80% of the amount to be paid for the appraisal rights, and the balance, if any, shall be paid within one hundred and twenty (120) days from the date of the resolution at the special shareholders meeting.

Tenth Clause
Approval by the General Shareholders Meetings of Ultrapar and DPPI

10.1.          General Shareholders Meetings. For the implementation of the Share Exchange, extraordinary general shareholders meetings will be held for the shareholders of ULTRAPAR and DPPI, at which the respective shareholders must deliberate on the matters necessary for the Share Exchange.

Eleventh Clause
General Terms

11.1.          Absence of Succession.  Upon the completion of the Share Exchange, ULTRAPAR will not absorb the assets, rights, liabilities and responsibilities of DPPI, which will continue to exist as a separate company, and there will be no succession.

11.2    Documents Available to Shareholders.  All the documents mentioned in this Protocol and Justification are available to the shareholders of ULTRAPAR and DPPI as of this date, and may be obtained from the following addresses: (a) for shareholders of DPPI, at Avenida Dolores Alcaraz Caldas, 90, in the City of Porto Alegre, in the State of Rio Grande do Sul and (b) for shareholders of ULTRAPAR, at Avenida Brigadeiro Luiz Antonio, 1343, 8th floor, in the city of São Paulo, in the state of São Paulo.

11.3.   Communication of the Share Exchange to the Authorities. The acquisition of the Ipiranga Group, including the Share Exchange, has been communicated to the Administrative Counsel for the Economic Defense - CADE, the Brazilian antitrust authority.  Any other communications necessary with regard to the Share Exchange will be submitted to the applicable governmental authorities, under the terms of the applicable legislation.

11.4.   Registration with the SEC. The Share Exchanges and the respective issuances of new shares by Ultrapar are subject to applicable registrations with the United States Securities and Exchange Commission.

11.5.   Profit Sharing for the Year 2007. The shares to be issued by Ultrapar as a result of the Share Exchange shall be fully entitled to all dividends and interest on share capital that may be declared after the issuance thereof.

11.6.   Re-evaluation. Both ULTRAPAR and DPPI, reserve the right to re-evaluate the Share Exchange, in case of payment of appraisal amounts, resulting from the exercise of appraisal rights by shareholders who declare their dissent on a timely basis, which put their financial stability at risk, under the terms of §3º of Article 137 of Brazilian Corporation Law.

11.7.   Survival of Valid Clauses. In the event of any particular clause, item, term, or condition in this Protocol and Justification being considered invalid, the other clauses, items, terms, and conditions not affected by this invalidation, shall not be affected.

11.8.   Jurisdiction. The Judiciary District of the Capital of the State of São Paulo is hereby elected for the settling of any and all questions arising from this Protocol and Justification, waiving the right of any other, however privileged it may be or may become.

And, being duly in agreement, hereby sign this Protocol and Justification in the form of 2 (two) identical copies of equal content, together with two witnesses whose details appear below.

São Paulo, November 9, 2007.

[Signing page 1 of 1 of the Protocol and Justification for the Share Exchange issued by DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A  by Ultrapar Participações S.A.]

ULTRAPAR PARTICIPAÇÕES S.A.
_______________________________ Name: Position:	_______________________________ Name: Position:

DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A
_______________________________ Name: Position:	_______________________________ Name: Position:

WITNESSES
_______________________________ Name: RG:	_______________________________ Name: RG:

Item 12

PROTOCOL AND JUSTIFICATION OF THE SHARE EXCHANGE OF  COMPANHIA BRASILEIRA DE  PETRÓLEO IPIRANGA BY ULTRAPAR PARTICIPAÇÕES S.A.

BETWEEN

COMPANHIA BRASILEIRA DE  PETRÓLEO IPIRANGA.

AND

ULTRAPAR PARTICIPAÇÕES S.A.

________________________________

DATED NOVEMBER 9, 2007
________________________________

Protocol and Justification of the Share  exchange Issued by Companhia Brasileira de  Petróleo Ipiranga by Ultrapar Participações S.A.

Under this agreement, the parties set out below:

a.
Companhia Brasileira de  Petróleo Ipiranga, a limited company, whose headquarters are located at Rua Francisco Eugênio, 329, in the City of Rio de Janeiro, in the State of Rio de Janeiro, inscribed on the National Corporate Registry (CNPJ/MF) under No. 33.069.766/0001-81 (“CBPI”), in this act represented in accordance with its bylaws, in its capacity as the company whose shares are to be exchanged; and

b.
Ultrapar Participações S.A., a limited company, whose headquarters are located at Avenida Brigadeiro Luiz Antonio, 1343, 9th floor, in the City of São Paulo, in the State of São Paulo, inscribed on the National Corporate Registry (CNPJ/MF) under No. 33.256.439/0001-39 (“ULTRAPAR”), in this act represented in accordance with its bylaws, in the capacity of the company whose shares will be received;

Duly agreed between them, hereby commit themselves to this Protocol and Justification of the Share Exchange of Companhia Brasileira de Petróleo Ipiranga by Ultrapar Participações S.A. (“Protocol and Justification”), in accordance with Articles 224 and 225 of Law nº 6.404/76 (“Brazilian Corporation Law.”).

Whereas, on March 18, 2007, ULTRAPAR, Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”) entered into an investment agreement for the acquisition of all the shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and CBPI held by controlling shareholders of RPI and DPPI (“Investment Agreement ”);

Whereas, under the terms of the Investment Agreement and in accordance with the Relevant Notice published on March 19, 2007, the transaction of the acquisition of the Ipiranga Group involves several stages, including, among others, (a) the acquisition of the shares issued by RPI, DPPI and CBPI by ULTRAPAR, (b) the carrying out of public share offerings of RPI, DPPI, CBPI and (c) the Share Exchange of RPI, DPPI and CBPI for preferred shares of ULTRAPAR (with respect to each of RPI, DPPI and CBPI, a “Share Exchange” and together, the “Share Exchanges”);

Whereas, upon the conclusion of phase (a) above, RPI, DPPI and CBPI became directly or indirectly controlled by ULTRAPAR, in accordance with Article 116 of Brazilian Corporation Law;

Whereas, in addition to phase (a), phase (b) above was also completed and that the managements of ULTRAPAR and CBPI intend, through this Protocol and Justification, to establish the terms and conditions proposed for phase (c),the Share Exchange;

Whereas RPI, DPPI and CBPI (together, the “Ipiranga Companies”) have a complex corporate structure, to the extent that they consist of various companies that operate in the same sector, having stakes in each other;

Whereas the Ipiranga Companies have an asymmetric base and shareholding structure, to the extent that there are three groups of different minority shareholders, in each of the companies and that the companies hold preferred shares issued with different characteristics;

Whereas this corporate structure impairs the operational, administrative and shareholding efficiency of Ipiranga companies;

Whereas the Share Exchanges, among other benefits, aim to resolve these questions, on behalf of, and in the interest of, all the companies, to the extent that it will simplify the corporate structure of the Ipiranga Companies, increasing their size and operational freedom, and ensuring their strengthening;

Whereas the Share Exchanges, in addition to the evident benefits for the Ipiranga Companies, will provide additional benefits to the shareholders of the Ipiranga Companies, by allowing them to participate in a listed company that will concentrate the shareholder bases of the four companies, which should ensure greater liquidity for the shares of all shareholders, to the extent that it will broaden the shareholder base, which will thus consist of shareholders of ULTRAPAR, RPI, CBPI and DPPI, with shares traded on the São Paulo and New York stock exchanges;

Whereas, in addition to the increased liquidity, the Share Exchanges will provide the shareholders of the Ipiranga Companies a stake in ULTRAPAR, which is a company recognized for its good corporate governance structure and with all the interests of its shareholders aligned, an example being the tag-along right granted to the preferred shares of ULTRAPAR;

Whereas ULTRAPAR, in its capacity as controlling shareholder of the Ipiranga Companies, has an interest in strengthening these companies and adopting measures to improve their efficiency;

Whereas taking into consideration that the managements of ULTRAPAR and CBPI consider the Share Exchange to be an essential step in order to achieve these objectives;

The managements of Ultrapar and CBPI hereby resolve, in accordance with Articles 224, 225, 252 and 264 of Brazilian Corporation Law, to sign this Protocol and Justification in accordance with the following terms and conditions.

First Clause
Number, Type and Class of Shares to Be Attributed

1.1.           Number, Type and Class of Shares to be attributed. As a result of the Share Exchange of CBPI, 0.41846 preferred shares issued by ULTRAPAR shall be attributed to each 1 (one) share, preferred or ordinary, issued by CBPI.

1.2.            Criteria Used to Determine the Exchange Ratio. The established exchange ratio was determined based on the criteria of future profitability prospects of ULTRAPAR and CBPI, in accordance with the valuations contained in Annex II and Annex III hereto.

1.3.            Fractions of Shares. Fractions of shares resulting from the replacement of the ownership stake of each shareholder of CBPI will be sold at an auction to be held on the São Paulo Stock Exchange – BOVESPA, the resulting amounts being made available for the respective shareholders after the financial settlement of the shares sold at auction.

Second Clause
Criteria for the Valuation of the Shareholder’s Equity of ULTRAPAR and CBPI

2.1.            Shareholder´s Equity.  The shares issued by CBPI were valuated based on their Shareholder´s Equity, in accordance with the balance sheet as of September 30, 2007, audited by KPMG Independent Auditors (“KPMG”). The specialized company KPMG Independent Auditors was chosen for this valuation, its headquarters being at Rua Dr. Renato Paes de Barros, 33, 14th floor, in the City of São Paulo, in the State of São Paulo, inscribed on the National Corporate Registry of the Ministry of Finance under Nº 57.755.217/0001-29 and under the Regional Accounting Council under Nº 2SP014428/O-6, represented by its partner Pedro Augusto de Melo.  The choice and hiring of KPMG must be ratified by the shareholders of ULTRAPAR and CBPI.  The base date of the valuation was September 30, 2007, in accordance with the report in Annex I (“Accounting Report”), in the amount of R$1,839,874,344.03 (one billion, eight hundred and thirty-nine million, eight hundred and seventy-four thousand, three hundred and forty-four reais and three cents) for all the shares of CBPI.

2.2.            Valuation based on the prospect of future profitability. Deutsche Bank Securities Inc. (“Deutsche Bank”), a company with its headquarters at 60 Wall Street, New York, NY, United States of America, was

hired by ULTRAPAR to valuate ULTRAPAR and CBPI based on their prospects for future profitability, producing for this purpose an economic-financial analysis contained in Annex II (“Economic-Financial Valuation (Deutsche Bank)”) for the purpose of setting the exchange ratios set forth in Clause 1.1. for the Share Exchange.  In the same way, Investment Bank Credit Suisse (Brasil) S.A. (“Credit Suisse”), a company with its headquarters at Avenida Brigadeiro Faria Lima, 3064, 13th floor, in the City of São Paulo, in the State of São Paulo, was hired by CBPI to conduct the valuation presented in Annex III, based on the prospect of future profitability of ULTRAPAR and CBPI (“Economic-Financial Valuation (Credit Suisse)”). The valuations of Deutsche Bank and Credit Suisse are based on balance sheets as of December 31, 2006 and September 30, 2007, respectively.

2.3.            Valuation of Shareholder´s Equity at Market Values. For the purposes of complying with Article 264 of Brazilian Corporation Law, a specialized company was chosen: Apsis Consultoria Empresarial S/C Ltda., with its headquarters at Rua São José, 90, Group 1802, Rio de Janeiro, RJ, inscribed on the National Corporate Registry of the Ministry of Finance under No. 27.281.922/0001-70, represented by its partner-director Ana Cristina França Souza, to prepare a valuation report of the Shareholder´s Equity of ULTRAPAR and CBPI at market values. The valuations of ULTRAPAR and CBPI were carried out according to the same criteria and base date of September 30, 2007, as shown in the report contained in Annex IV (“Report of Shareholder Equity at  Market Values”), which resulted, exclusively for the purpose contained in the initial paragraph of Article 264 of Brazilian Corporation Law¸ in the exchange ratio of 0.409277 shares issued by ULTRAPAR for each share issued by CBPI.

2.4.            Treatment of Subsequent Equity variations.  From September 30, 2007, the base date for the Share Exchange, variations the value of CBPI´s equity value that occur before the date on which the Share Exchange is carried out, will be recorded to at ULTRAPAR under the equity income result.

Third Clause
Shares of a Company Held by Another and Shares Held in Treasury

3.1.           Treatment of the Shares of a Company Held by Another. There are no shares issued by ULTRAPAR which are held by CBPI.  The shares issued by CBPI, which are held by ULTRAPAR, will continue to be held by ULTRAPAR

3.2.            Treatment of Shares Held in Treasury. There are no shares issued by CBPI in treasury.

Fourth Clause
Capital Increase of ULTRAPAR

4.1.            Increase in the Subscribed Paid-in Capital of ULTRAPAR. The Share Exchange will result in an increase in the paid-in capital of ULTRAPAR, through the transfer of all the shares of the shareholders of CBPI to the paid-in capital of ULTRAPAR.  The subscribed paid-in capital of ULTRAPAR, of R$946,034,662.97 (nine hundred and forty-six million, thirty-four thousand, six hundred and sixty-two reais and ninety-seven cents), will be increased by R$1,442,716,646.09 (one billion, four hundred and forty-two million, seven hundred and sixteen thousand, six hundred and forty-six reais and nine cents), based on the economic valuation and the terms of Article 226 and §1º of Article 252 of Brazilian Corporation Law. 28,725,960 (twenty eight million, seven hundred and twenty-five thousand and nine hundred and sixty) new preferred shares, nominative, with no nominal value, of ULTRAPAR will be issued. These shares will be exchanged for the shares issued by CBPI (except for those held by ULTRAPAR) and attributed to CBPI shareholders (except for ULTRAPAR) in accordance with the exchange ratio set forth in Clause 1.1.

4.2.           Wholly-Owned Subsidiary. As a result of the Share Exchange, CBPI will become a wholly owned subsidiary of ULTRAPAR. CBPI shareholders will become shareholders of ULTRAPAR, based on the exchange ratio established in this Protocol and Justification, and in proportion of their shareholdings.

Fifth Clause
Alterations of the Bylaws of ULTRAPAR and CBPI

5.1.           Alterations of the Bylaws of ULTRAPAR.  As a result of the Share Exchange, the bylaws of ULTRAPAR will have to be altered so as to reflect the increase in paid-in capital and the number of shares into which it will be split. Accordingly, the following proposal will be submitted to the shareholders of ULTRAPAR for a change in the initial paragraph of Article 5º of the bylaws, as well as the following proposal for the alteration of paragraph 1º of the referred article:

“Art. 5º  The paid-in capital, subscribed and paid for, amounts to R$ 2,388,751,309.05 (two billion, three hundred and eighty-eight million, seven hundred and fifty-one thousand, three hundred and nine reais and five cents), divided into 110,051,369 (one hundred and ten million, fifty-one thousand, three hundred and sixty-nine) shares without nominal value, all nominative, being 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 60,621,472 (sixty million, six hundred and twenty-one thousand, four hundred and seventy-two) preferred book-entry shares.

§1º - The Company is authorized to increase its paid-in capital, independent of altering its bylaws, on deliberation by the Board of Directors, until it reaches the figure of R$ 4,500,000,000.00 (four billion, five hundred million reais), through the issue of common or preferred shares, without keeping the existing proportion, observing the limit of 2/3 (two thirds) in preferred shares, of the total shares issued.”

It is understood that, in light of the projects of Share Exchange of RPI and DPPI to occur simultaneously with the Share Exchange, and the final result of the public share offerings for the shares of RPI, DPPI, CBPI, the capital increase resulting from the Share Exchange and the Ultrapar´s paid-in capital, subscribed for and paid for, may suffer alterations resulting in paid-in capital different from that shown above.

5.2.           Alterations of the Bylaws of CBPI.  As a result of the Share Exchange, the bylaws of CBPI will be altered so as to reflect its transformation into a wholly owned subsidiary of ULTRAPAR. Accordingly, the following proposal will be submitted to the shareholders of CBPI for alteration of Article 1 of the bylaws:

“Art. 1:  The Company, called COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA, is a limited company, a wholly-owned subsidiary of Ultrapar Participações S.A., governed by the Brazilian corporation law, applicable legislation and by the present bylaws.”

Sixth Clause
Reasons for the Share Exchange

6.1.           Reasons for the Share Exchange. The managements of ULTRAPAR and CBPI decided to carry out the Share Exchange, being of the opinion that it is in the best interest of the companies involved, in light of the foregoing, particularly because of the:

(a)	simplification of the complex corporate structure of the Ipiranga Group;
(b)
strengthening of Ipiranga Group Companies by eliminating the complex capital and corporate structure, thus enabling an improved operational and administrative efficiency, and a greater capacity to make investments, for the companies that comprised the Ipiranga Group

(c)	specialization and development of the businesses that comprise the Ipiranga Group;

(d)	alignment of the interests of all the shareholders of the companies;

(e)
increase in the liquidity of the shares of all companies, to the extent that the shareholder base will be widened through the concentration of all shareholders of the companies into a single company, with shares traded in stock exchanges in Brazil and in New York through ADRs; and

(f)	extension of ULTRAPAR’s recognized corporate governance standards to all shareholders of CBPI, particularly with regard to the 100% tag-along right for preferred shares.

Seventh Clause
Type of Shares to Be Delivered to the Shareholders of CBPI

7.1.            Shares to Be Delivered to the Shareholders of CBPI. The holders of preferred and common shares of CBPI will receive, in replacement for their shares, preferred shares of ULTRAPAR, in accordance with Clause 1 above, which is justified as a way of permitting the non-controlling shareholders of CBPI to participate in the type of shares of ULTRAPAR where liquidity is concentrated and whose trading is permitted both in Brazil and abroad.

Eighth Clause
Composition of Paid-in Capital of ULTRAPAR After the Share Exchange

8.1.           Subscribed Paid-in Capital of ULTRAPAR after the Share Exchange. The subscribed paid-in capital of ULTRAPAR will have a value of R$ 2,388,751,309.05 (two billion, three hundred and eighty-eight million, seven hundred and fifty-one thousand, three hundred and nine reais and five cents) and will be represented by 49,429,897 (forty-nine million, four hundred and twenty-nine thousand, eight hundred and ninety-seven) common shares and 60,621,472 (sixty million, six hundred and twenty-one thousand, four hundred and seventy-two) preferred shares, nominative and without nominal value, subject to Clause 5.1.

Ninth Clause
Appraisal Rights and Appraisal Value for the Shares

9.1.  Appraisal Rights of the Shareholders of ULTRAPAR and CBPI. As specified below, and in accordance with the terms of Article 252, §1º and §2º of Brazilian Corporation Law, the appraisal right of the shareholders of ULTRAPAR and CBPI shall be guaranteed, for those who do not agree with the terms of the Share Exchange, that dissent from, abstain on resolutions or fail to attend the relevant Special General Meeting and who expressly declare their intention to exercise their appraisal right, within a period of 30 (thirty) days counted from the date of publication of the minutes of the respective Special Shareholders Meeting that approves the Share Exchange. The respective amount to be paid for the appraisal right shall depend on the completion of the transaction, as set forth in article 230 of Law 6.404/76, and the payment thereof shall be made by the respective company up to the third business day following the date of completion of the respective transaction.  The appraisal rights shall only be assured to the shareholder that proves to be the owner of the shares regarding which the appraisal rights were exercised, pursuant to art. 137, paragraph 1, of Law 6.404/76.

9.2.           Amount to be paid to Shareholders of ULTRAPAR and CBPI.  The dissenting shareholders of Ultrapar shall be entitled to repayment of their shares in the amount of twenty-three reais and eighty-six cents (R$ 23.86) according to the last balance sheet approved, that is, as of December 31, 2006. The dissenting shareholders of CBPI shall be entitled to repayment of their shares at the amount of fourteen reais and sixty-eight cents (R$ 14.68) according to the last balance sheet approved, that is, as of December 31, 2006.

9.2.1.  Considering that the exchange ratio proposed to the non-controlling shareholders, in accordance with Clause 1.1, is more advantageous than that resulting from comparisons to shareholder´s equity at market values, under the terms of § 3º of Article 264 of Brazilian Corporation Law, the common shareholders of CBPI dissenting from the respective special shareholders meeting that approves the corporate transaction cannot exercise the appraisal rights based on the shareholder’s equity at market values, but rather based on shareholder’s equity at book value.

9.2.2.         The dissenting shareholders may, upon the exercise of the appraisal rights, request a special balance sheet for the company, according to the provisions of article 45, par. 2 of the Brazilian Corporation Act.  In such event, after the expiration of the period determined for the Share Exchange to be reconsidered, pursuant to article 137, par. 3, of the Brazilian Corporation Law, the shareholder will receive 80% of the amount to be paid for the appraisal rights, and the balance, if any, shall be paid within one hundred and twenty (120) days from the date of the resolution at the special shareholders meeting.

Tenth Clause
Approval by the General Shareholders Meetings of Ultrapar and CBPI

10.1.          General Shareholders Meetings. For the implementation of the Share Exchange, extraordinary general shareholders meetings will be held for the shareholders of ULTRAPAR and CBPI, at which the respective shareholders must deliberate on the matters necessary for the Share Exchange.

Eleventh Clause
General Terms

11.1.          Absence of Succession.  Upon the completion of the Share Exchange, ULTRAPAR will not absorb the assets, rights, liabilities and responsibilities of CBPI, which will continue to exist as a separate company and there will be no succession.

11.2   Documents Available to Shareholders.  All the documents mentioned in this Protocol and Justification are available to the shareholders of ULTRAPAR and CBPI as of this date, and may be obtained from the following addresses: (a) for shareholders of CBPI, at Rua Francisco Eugênio, 329, in the City of Rio de Janeiro, in the State of Rio de Janeiro and (b) for shareholders of ULTRAPAR, at Avenida Brigadeiro Luiz Antonio, 1343, 8th floor, in the city of São Paulo, in the state of São Paulo.

11.3.   Communication of the Share Exchange to the Authorities. The acquisition of the Ipiranga Group, including the Share Exchange, has been communicated to the Administrative Counsel for the Economic Defense - CADE, the Brazilian antitrust authority.  Any other communications necessary with regard to the Share Exchange will be submitted to the applicable governmental authorities, under the terms of the applicable legislation.

11.4.   Registration with the SEC. The Share Exchanges and the respective issuances of new shares by Ultrapar are subject to applicable registrations with the United States Securities and Exchange Commission.

11.5.   Profit Sharing for the Year 2007. The shares to be issued by Ultrapar as a result of the Share Exchange shall be fully entitled to all dividends and interest on share capital that may be declared after the issuance thereof.

11.6.   Re-evaluation. Both ULTRAPAR and CBPI, reserve the right to re-evaluate the Share Exchange, in case of payment of appraisal amounts, resulting from the exercise of appraisal rights by shareholders who declare their dissent on a timely basis, which put their financial stability at risk, under the terms of §3º of Article 137 of Brazilian Corporation Law.

11.7.  Survival of Valid Clauses. In the event of any particular clause, item, term, or condition in this Protocol and Justification being considered invalid, the other clauses, items, terms, and conditions not affected by this invalidation, shall not be affected.

11.8           Jurisdiction. The Judiciary District of the Capital of the State of São Paulo is hereby elected for the settling of any and all questions arising from this Protocol and Justification, waiving the right of any other, however privileged it may be or may become.

And, being duly in agreement, hereby sign this Protocol and Justification in the form of 2 (two) identical copies of equal content, together with two witnesses whose details appear below.

São Paulo, November 9, 2007.

[ Signing page 1 of 1 of the Protocol and Justification for the Share Exchange issued by Companhia Brasileira de Petróleo  Ipiranga by Ultrapar Participações S.A.]

ULTRAPAR PARTICIPAÇÕES S.A.
_______________________________ Name: Position:	_______________________________ Name: Position:

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA
_______________________________ Name: Position:	_______________________________ Name: Position:

WITNESSES
_______________________________ Name: RG:	_______________________________ Name: RG:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 19, 2007
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Relevant Notice, Minutes, Convening Notices and Protocolos)